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Exhibit 99.3

    Management's

    Discussion and

    Analysis

For the year ended December 31, 2017

(Prepared in accordance with International
Financial Reporting Standards)

AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS

Table of
Contents

Executive Summary	1

Strategy	1

Portfolio Overview	2

Key Performance Drivers	7

Balance Sheet Review	9

Results of Operations	10
Revenues from Mining Operations	10
Production Costs	11
Exploration and Corporate Development Expense	15
Amortization of Property, Plant and Mine Development	16
General and Administrative Expense	16
Impairment Loss on Available-for-sale Securities	16
Finance Costs	16
Gain on Impairment Reversal	16
Foreign Currency Translation Loss	17
Income and Mining Taxes Expense	17

Liquidity and Capital Resources	17
Operating Activities	17
Investing Activities	18
Financing Activities	19
Contractual Obligations	21
Off-Balance Sheet Arrangements	21
2018 Liquidity and Capital
Resources Analysis	22

Quarterly Results Review	22

Outlook	23
Gold Production	23
Financial Outlook	25

Risk Profile	28
Commodity Prices and Foreign Currencies	28
Cost Inputs	30
Interest Rates	30
Financial Instruments	30
Operational Risk	30
Regulatory Risk	33

Controls Evaluation	33

Outstanding Securities	33

Sustainable Development Management	34

Employee Health and Safety	34

Community	35

Environment	35

Critical IFRS Accounting Policies and Accounting Estimates	36

Mineral Reserve Data	37

Non-GAAP Financial Performance Measures	39

Summarized Quarterly Data	49

Three Year Financial and Operating Summary	56

This Management's Discussion and Analysis ("MD&A") dated March 23, 2018 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2017 that were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The annual consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2017 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") website at www.sec.gov.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this MD&A include, but are not limited to, the following:

  •
  the Company's outlook for 2018 and future periods;

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  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

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  anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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  estimates of future mineral production and sales;

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  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;

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  estimates of future capital expenditures, exploration expenditures and other cash needs, and expectations as to the funding thereof;

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  statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

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  estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

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  estimates of cash flow;

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  estimates of mine life;

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  anticipated timing of events at the Company's mines, mine development projects and exploration projects;

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  estimates of future costs and other liabilities for environmental remediation;

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  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

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  other anticipated trends with respect to the Company's capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines, mine development projects and exploration projects proceed on a basis consistent with expectations, and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out in "Risk Factors" below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding estimated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

Meaning of "including" and "such as": When used in this MD&A, the terms "including" and "such as" mean including and such as, without limitation.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the SEC's Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

The mineral reserve and mineral resource data presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces.

Mineral resources that are not mineral reserves do not have demonstrated economic validity.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This MD&A uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This MD&A uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This MD&A discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "adjusted net income" and "minesite costs per tonne" that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices. This MD&A also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Unless otherwise indicated herein all references to total cash costs per ounce and all-in sustaining costs per ounce refer to such measures as calculated on a by-product basis. For information regarding these measures as calculated on a co-product basis, please see "Non-GAAP Financial Performance Measures".

Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2017, Agnico Eagle recorded production costs per ounce of gold of $621(i) and total cash costs per ounce of gold produced of $558(i) on a by-product basis and $637(i) on a co-product basis on payable gold production of 1,713,533 ounces. The average realized price of gold increased by 1.0% from $1,249 per ounce in 2016 to $1,261 per ounce in 2017.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Highlights

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  Continued strong operational performance with payable gold production of 1,713,533 ounces and production costs per ounce of gold of $621(i) during 2017.

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  Total cash costs per ounce of gold produced of $558(i) on a by-product basis and $637(i) on a co-product basis in 2017.

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  All-in sustaining costs per ounce of gold produced of $804 on a by-product basis and $883 on a co-product basis in 2017.

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  Proven and probable gold reserves totaled 20.6 million ounces at December 31, 2017, a 3.1% increase compared with 19.9 million ounces at December 31, 2016 while the gold reserve grade increased by 7.7%.

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  As at December 31, 2017, Agnico Eagle had strong liquidity with $643.9 million in cash and cash equivalents and short term investments along with approximately $1.2 billion in undrawn credit lines.

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  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.

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  The Company continues to maintain its investment grade balance sheet and has adequate financial flexibility to finance capital requirements at its various mines and development projects from operating cash flow, cash and cash equivalents, short term investments and undrawn credit lines.

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  The Company has strong senior management continuity as its chief executive officer has over 30 years of service with the Company.

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  In February 2018, the Company declared a quarterly cash dividend of $0.11 per common share. Agnico Eagle has now declared a cash dividend every year since 1983.

Notes:

(i)
Excludes 8,759 ounces of payable production associated with Goldex Deep 1 zone and LaRonde Zone 5 which were produced prior to the achievement of commercial production, and payable production associated with the Lapa mill being placed on temporary maintenance.

Strategy

Agnico Eagle's ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company's goals are to:

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  Deliver high quality growth while meeting market expectations and maintaining high performance standards in health, safety, environment and community development;

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  Build a strong pipeline of projects to drive future production; and

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  Employ the best people and motivate them to reach their potential.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   1

These three pillars – performance, pipeline and people – form the basis of Agnico Eagle's success and competitive advantage. By delivering on them, the Company strives to continue to build its production base and generate increased value for shareholders, while making meaningful contributions to its employees and communities.

Portfolio Overview

Northern Business

Canada – LaRonde Mine

The 100% owned LaRonde mine in northwestern Quebec, the Company's first mine, achieved commercial production in 1988. The LaRonde mine extension, the portion of the mine below the 245 level, achieved commercial production in December 2011 and under current mine plans, is expected to be in production through 2025.

In 2016, the first mineral reserves were declared in the eastern portion of LaRonde 3, the part of the LaRonde mine below the currently planned 3.1 kilometre depth at LaRonde and additional inferred mineral resources were declared in the western portion of LaRonde 3. The Company is evaluating a phased approach to development between the 311 level (a depth of 3.1 kilometres) and the 340 level (a depth of 3.4 kilometres). Under this phased approach, an additional two to three levels will be developed per year in either the east or west areas of the mine through 2022. This is expected to result in the conversion of approximately 1.0 million ounces of mineral resources into mineral reserves, with full mining activities to be initiated in 2022. The Company believes that this phased approach is a lower risk, less capital intensive option for developing the deeper levels of the LaRonde mine.

The LaRonde mine's proven and probable mineral reserves were approximately 2.7 million ounces at December 31, 2017.

Canada – LaRonde Zone 5

In 2003, the Company acquired the Bousquet gold property, which adjoins the LaRonde mining complex to the east and hosts the Bousquet Zone 5, which the Company has renamed LaRonde Zone 5 due to the relative proximity to the LaRonde mine. LaRonde Zone 5 was approved for development in February 2017 and full permits were received in 2017. During the third quarter of 2017, a 7,700 tonne bulk sample of development ore was processed at the Lapa gold circuit yielding 515 ounces of gold. This bulk sample validated the metallurgical and pastefill parameters. Commercial production at LaRonde Zone 5 is expected to be achieved in the third quarter of 2018.

The LaRonde Zone 5 proven and probable mineral reserves were approximately 0.4 million ounces at December 31, 2017.

Canada – Lapa Mine

Commercial production was achieved at the 100% owned Lapa mine in northwestern Quebec in May 2009. Mining operations at Lapa continued through year-end 2017 and into the first quarter of 2018, with ore being stockpiled for processing in 2018. Milling operations are now expected to resume in March 2018 with processing of Lapa ore anticipated to continue through the commencement of production from LaRonde Zone 5.

The Lapa mine's proven and probable mineral reserves were approximately 15,000 ounces at December 31, 2017.

Canada – Goldex Mine

The 100% owned Goldex mine in northwestern Quebec achieved commercial production from the M and E satellite zones in October 2013. The Deep 1 Zone entered commercial production in July 2017. Production from the Deep 1 Zone is expected to extend the Goldex mine life through 2025 under current mine plans.

The Company acquired the Akasaba West deposit in January 2014. Located less than 30 kilometres from Goldex, the Company believes that the Akasaba West deposit is expected to create flexibility and synergies for the Company's operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs. The permitting process is ongoing and the Company expects to begin sourcing open pit ore from Akasaba West in 2020. The Akasaba West deposit's proven and probable mineral reserves were approximately 0.1 million ounces at December 31, 2017.

Ramp-up is on schedule with average daily throughput expected to be approximately 3,500 tpd in 2018 as the establishment of production from the Deep 1 Zone pyramid progresses. Development of an exploration ramp into the Deep 2 Zone commenced in December 2017, with exploration drilling expected to continue throughout 2018. The Company is evaluating the potential to increase throughput from the Deep 1 Zone and the potential to accelerate mining activities on a portion of the

2   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Deep 2 Zone, both of which could enhance production levels or extend the current mine life at Goldex and reduce operating costs.

Drilling and development is also ongoing on the South Zone, which is accessible from the Deep 1 Zone infrastructure. The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex. Metallurgical testing of the South Zone ore is ongoing. The first test stope in the South Zone is expected to be in place in June 2018. Ore from the South Zone could potentially provide supplemental feed to the Goldex mill.

The Goldex mine's proven and probable mineral reserves were approximately 0.9 million ounces at December 31, 2017.

Canada – Canadian Malartic Mine

Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko Mining Corporation ("Osisko") on June 16, 2014 pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP (the "Partnership"), which now holds the Canadian Malartic mine in northwestern Quebec.

The Odyssey property lies on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the open pit. In 2017, an initial inferred mineral resource was declared on the East Malartic property, which was a historical gold producer directly adjacent to the Canadian Malartic Mine. Inferred mineral resources at East Malartic (on a 50% basis) are estimated at 1.2 million ounces of gold (19.0 million tonnes grading 2.02 g/t gold) to a depth of 1,000 metres.

In 2018, the exploration focus will be on the shallower portions of the Odyssey South and East Malartic Zone and further drilling to better define the geometry of the higher-grade internal zones. In addition, permitting activities are underway for an exploration ramp to provide underground access to the shallower portions of the Odyssey South and East Malartic deposits. Development of the ramp, which will provide access for underground drilling and collection of a bulk sample is expected to begin in late 2018. The goal of the underground development program is to provide higher grade feed to the Canadian Malartic mill and extend the current mine life.

On April 19, 2017, the Government of Quebec announced the issuance of two decrees authorizing the Partnership to carry out the proposed expansion of the Canadian Malartic mine and the deviation of Highway 117 in Malartic, which will allow the Partnership to access the Barnat deposit. Deviation plans include a temporary bridge over Highway 117 to minimize the impact of the construction work on local traffic. During 2017, an acoustic screen (noise barrier) for the road deviation was put in place, a temporary bridge was constructed and tree cutting was completed over the Barnat deposit with overburden stripping ongoing. Production activities at Barnat are scheduled to begin in late 2019.

On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017. The plaintiffs have since filed an application for leave to appeal this declaratory judgment. Leave to appeal was granted and the appeal is scheduled to be heard in June 2018. On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action. Judgment was rendered on the preliminary matters and the partial dismissal of the class action was granted, removing the period of August 2013 to June 2014 from the class period. Agnico Eagle and the Partnership will take all necessary steps to defend themselves against this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, Agnico Eagle expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. Agnico Eagle and the Partnership have

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   3

reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits is scheduled to take place in October 2018. While Agnico Eagle believes it is highly unlikely that the annulment will be granted, Agnico Eagle expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

Agnico Eagle's attributable share of proven and probable mineral reserves at the Canadian Malartic mine were approximately 3.2 million ounces at December 31, 2017.

Canada – Kirkland Lake Assets

On December 21, 2017, the Company agreed to acquire all of Yamana's indirect 50% interest in the Canadian exploration assets (the "CMC Projects") of Canadian Malartic Corporation ("CMC") for an effective purchase price of $162.5 million. The transaction will not affect the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway and East Amphi, which will continue to be jointly owned and operated by the Company and Yamana through CMC and the Partnership. The transaction is subject to the receipt of government, First Nations and other third party consents, as well as other customary conditions and is expected to close by the end of March 2018 in respect of those assets that CMC can then convey, with subsequent closings after as CMC obtains requisite consents to transfer. As a result of this transaction, the Company expects to record an increase in the Company's mineral reserve and mineral resource statement at year-end 2018.

At December 31, 2017, an initial inferred mineral resource was reported for the Upper Canada property. The Company's 50% interest was 876,000 ounces of gold (6.0 million tonnes grading 4.50 g/t gold). The inferred mineral resource consists of 155,000 ounces of gold (2.4 million tonnes grading 1.97 g/t gold) of material at open pit depths and 721,000 ounces of gold (3.6 million tonnes grading 6.22 g/t gold) of material at underground depths. The 2018 exploration program consists of 20,000 metres of drilling at an estimated cost of $7.5 million.

Agnico Eagle's attributable share of proven and probable mineral reserves at the Upper Beaver project were approximately 0.7 million ounces at December 31, 2017.

Canada – Meadowbank Mine and Amaruq Satellite Deposit

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved by Agnico Eagle at the Meadowbank mine in March 2010.

At Meadowbank, production has been extended into 2019, which bridges the gap between the cessation of mining activities at the Meadowbank mine and the expected start of operations at the Amaruq satellite deposit in the third quarter of 2019. The additional production comes from an extension of the mine plan at the Vault and Phaser pits in 2018 and the Portage pit in 2018 and 2019. In addition, production will be supplemented from stockpiles.

The 100% owned Amaruq satellite deposit is located approximately 50 kilometres northwest of the Meadowbank mine in Nunavut, Canada. In late 2015, the Company received approval for the construction of an all-weather exploration road linking the Amaruq satellite deposit to the Meadowbank mine. In 2016, the Company approved the project for development pending the receipt of the required permits. On March 22, 2018, the Company filed a new National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") technical report for the Meadowbank Complex. The Company expects that the final approvals for the Whale Tail project at the Amaruq satellite deposit will be received late in the second quarter of 2018. Production is currently forecast to begin in the third quarter of 2019, subject to the timing of the receipt of the required permits.

The Meadowbank mine's proven and probable mineral reserves were approximately 0.3 million ounces at December 31, 2017.

The Amaruq satellite deposit's proven and probable mineral reserves were approximately 2.4 million ounces at December 31, 2017.

Canada – Meliadine Mine Project

On July 6, 2010, Agnico Eagle acquired its 100% interest in the Meliadine mine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp.

In 2016, the Company's Board of Directors ("Board") approved the construction of the Meliadine mine project. The mine was forecast to begin operations in the third quarter of 2019. However, given the progress of construction and development

4   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

activities in 2017, the Meliadine project is now expected to begin production in the second quarter of 2019. The forecast production and other parameters surrounding the Company's proposed Meliadine operations below were based on a preliminary economic assessment, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The basis for the preliminary economic assessment and the qualifications and assumptions made by the qualified person who undertook the preliminary economic assessment are set out below. The results of the preliminary economic assessment had no impact on the results of any pre-feasibility or feasibility study in respect of Meliadine. Production is now forecast to be approximately 5.7 million ounces of gold over a 15 year mine life under current mine plans. This compares to previous production guidance in 2017 of approximately 5.3 million ounces of gold over a 14 year mine life. The current production forecast represents approximately 60% of the known mineral reserve and mineral resource base.

The total initial capital cost of the Meliadine project remains unchanged at $900 million. In 2017, the Company spent approximately $372 million on capital expenditure at the Meliadine mine project. Given the strong progress made on the project in 2017, capital spending in 2018 is now forecast to be approximately $404 million, which is an increase of approximately $24 million over the 2018 forecast presented last year. The remaining project capital to be spent in 2019 is forecast to be approximately $130 million.

The Meliadine mine project had proven and probable mineral reserves of approximately 3.7 million ounces at December 31, 2017.

Finland – Kittila Mine

The 100% owned Kittila mine in northern Finland was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009.

In 2017, the Company considered the potential to increase throughput rates at Kittila to 2.0 million tonnes per annum ("mtpa") from the current rate of 1.6 mtpa. Based on this review, the Board approved the expansion, which includes the construction of a 1,044 metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades.

The expansion project is expected to increase the efficiency of the mine and decrease or maintain current operating costs while providing access to the deeper mining horizons. In addition, the shaft is expected to provide access to the mineral resource areas below 1,150 metres, where recent exploration programs have shown promising results. The total capital cost for the expansion project is estimated to be approximately €160 million (approximately $192 million at current exchange rates) with phased expenditures from 2018 through 2021.

Ongoing drilling activity at Kittila has demonstrated the ability to add mineral reserves and mineral resources at depth. With the recently approved expansion, the new shaft is expected to unlock additional exploration potential in the deeper portions of the mine (between 1,150 metres and 1,400 metres).

The main target of exploration at Kittila continues to be the Sisar Zone, which is subparallel to and slightly east of the main Kittila mineralization. Sisar has been located between approximately 775 metres and 1,910 metres below surface, forming a roughly triangular shape that remains open at depth and along strike to the north and south. Mineral reserves in the Sisar Zone form part of the total Kittila mineral reserve estimate.

The main exploration ramp is the platform now used for testing the extensions of the Roura and Rimpi zones. Two internal ramps are being driven off the main exploration ramp for converting and exploring Sisar Top Zone and Rimpi deep mineral resources between 800 and 1,000 metres below the surface.

Proven and probable mineral reserves at the Kittila mine were approximately 4.1 million ounces at December 31, 2017.

Southern Business

Mexico – Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property, which was then an advanced stage exploration property in northern Mexico. Commercial production was achieved at the Pinos Altos mine in November 2009. A shaft sinking project was completed in June 2016 at the Pinos Altos mine. Open pit mining activities at Pinos Altos are currently expected to be completed by mid-2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   5

Several satellite mining opportunities exist around Pinos Altos that are being evaluated for their incremental production potential:

  •
  The Sinter deposit, located immediately north of Pinos Altos, will be mined from underground and a small open pit. At Sinter, permits have been received for the construction of an exploration ramp, while permits are pending for open pit mining. Portal and ramp development are planned to commence in the first quarter of 2018, with initial production expected to begin late in the fourth quarter of 2018.

  •
  The Cubiro deposit is an underground exploration opportunity, located immediately west of the Creston Mascota mine, which is envisioned to potentially produce high grade ore that will be trucked to the Pinos Altos processing facilities as early as in 2022. At the Cubiro deposit, a change of land use permit was approved in the fourth quarter of 2017, and the access road is under construction with completion expected in May 2018. Portal and ramp development will be initiated once the access road is completed and 420 metres of underground development is planned for 2018. Underground exploration and delineation are expected to commence in early 2019.

  •
  The Reyna de Plata deposit is an exploration opportunity also located north of Pinos Altos facilities. Exploration permits were received in the fourth quarter of 2017 and a 5,000-metre drill program commenced in mid-January 2018 for the Reyna de Plata deposit. Different mining options are currently being considered for the potential exploitation of the deposit.

The Pinos Altos mine's proven and probable mineral reserves were approximately 1.3 million ounces at December 31, 2017.

Mexico – Creston Mascota Deposit at Pinos Altos

The 100% owned Creston Mascota deposit at Pinos Altos is located approximately seven kilometres northwest of the main deposit at the Pinos Altos mine in northern Mexico. Commercial production was achieved at the Creston Mascota deposit at Pinos Altos in March 2011. During 2017, the Bravo zone was added to the current mine plan (due to conversion of mineral resources to mineral reserves) which is reflected in the 2018 and 2019 production guidance. Immediately south of the Creston Mascota facilities, the Bravo deposit (a new open pit orebody) is presently in pre-production development. The first phase of pre-stripping and the road to the waste dump were completed in the fourth quarter of 2017. Construction activities also continued on the haul road with work expected to be finished in the second quarter of 2018.

A plan is underway to attempt to improve the process plant efficiency and engineering is underway on the Phase V heap leach pad, which will be an extension to the existing facility. Exploration drilling during 2017 focused on the high grade Madrono Zone, immediately southeast of the Creston Mascota pit, including 8,552 metres of conversion, step-out and exploration drilling in 53 holes.

Proven and probable mineral reserves were approximately 0.1 million ounces at the Creston Mascota deposit at Pinos Altos at December 31, 2017.

Mexico – La India Mine

Agnico Eagle completed its acquisition of Grayd Resource Corporation ("Grayd") on January 23, 2012. Grayd owned the La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine in northern Mexico. In September 2012, development and construction of the La India mine was approved by the Board and commercial production was achieved in February 2014.

Construction of a new heap leach pad is expected to begin late in the second quarter of 2018. The new heap leach will be phased to match the mineral reserve and mineral resource profile of the mine. Approximately 62% of the land has been acquired for construction of the new power line and permitting is in progress with construction expected to start late in the second quarter of 2018.

In 2017, mineral reserves at La India declined by 341,000 ounces of gold (33%), while measured and indicated mineral resources increased by 130,000 ounces of gold (47%). The decline in mineral reserves is primarily due to mining production and reclassification to mineral resources as a result of an increase in the capping factor in order to improve reserve reconciliation and cut-off grade adjustments related to slightly higher minesite costs. The increase in measured and indicated mineral resources is mainly due to new drilling results and reclassification of reserves.

In order to further increase mineral reserves and mineral resources, drilling is ongoing. In the fourth quarter of 2017, drilling was carried out on the Main Zone to evaluate the potential to extend mineralization below the current pit design and to explore opportunities to extend mineralization outside the currently planned pit limits.

6   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Drilling was also carried out at the nearby El Realito and El Cochi zones in the second half of 2017, with encouraging results. These areas are currently being drilled to evaluate the potential to increase mineral reserves and mineral resources in close proximity to the current mining areas.

The La India mine's proven and probable mineral reserves were approximately 0.7 million ounces at December 31, 2017.

Mexico – El Barqueno Project

On November 28, 2014, the Company acquired Cayden Resources Inc. ("Cayden") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Cayden holds a 100.0% interest in the Morelos Sur property as well as an option to acquire a 100% interest in the El Barqueno property, both located in Mexico.

The El Barqueno project contains a number of known mineralized zones and several prospects. During 2017, 155 diamond drill holes (48,630 metres) were completed. Drilling in 2017 was primarily focused on the Cuauhtémoc, El Rayo and Las Bolas target areas. Initial drill testing also encountered a new zone of mineralization at San Gregorio, which is located to the northeast of the Azteca-Zapoteca deposit.

Approximately 35,000 metres of drilling is expected to be completed in 2018 at the El Barqueno project, with a principal focus on testing new target areas. Exploration expenditures in 2018 are expected to be approximately $9.7 million.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle include:

  •
  The spot price of gold, silver, zinc and copper;

  •
  Production volumes;

  •
  Production costs; and

  •
  Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates.

Spot Price of Gold, Silver, Zinc and Copper

GOLD ($ per ounce)

	2017	2016	% Change

High price	$1,358	$1,375	(1.2)%

Low price	$1,146	$1,061	8.0%

Average price	$1,258	$1,248	0.8%

Average price realized	$1,261	$1,249	1.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   7

In 2017, the average market price per ounce of gold was 0.8% higher than in 2016. The Company's average realized price per ounce of gold in 2017 was 1.0% higher than in 2016.

SILVER ($ per ounce)

	2017	2016	% Change

High price	$18.66	$21.14	(11.7)%

Low price	$15.19	$13.75	10.5%

Average price	$17.07	$17.11	(0.2)%

Average price realized	$17.07	$17.28	(1.2)%

In 2017, the average market price per ounce of silver was 0.2% lower than in 2016. The Company's average realized price per ounce of silver in 2017 was 1.2% lower than in 2016.

ZINC ($ per tonne)	COPPER ($ per tonne)

Agnico Eagle's average realized sales price year-over-year for zinc increased by 38.2% and average realized sales prices for copper year-over-year increased by 31.4% over the same period. Significant quantities of by-product metals are produced by the LaRonde mine (silver, zinc and copper) and the Pinos Altos mine (silver).

Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product basis.

The Company has never sold gold forward, allowing the Company to take full advantage of rising gold prices. Management believes that low cost production is the best protection against a decrease in gold prices.

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company's financial results. Total payable gold production was 1,713,533 ounces in 2017, an increase of 3.0% compared with 1,662,888 ounces in 2016. The increase was primarily due to increased amounts of ore processed and higher gold grades at the LaRonde and Canadian Malartic mines in 2017 compared to 2016 and increased gold grade at the Meadowbank mine. Partially offsetting the overall increase in gold

8   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

production was lower tonnes processed at the Lapa mine as the mine reaches the end of operations. Agnico Eagle's average realized gold price increased by $12, or 1.0%, to $1,261 per ounce in 2017 from $1,249 per ounce in 2016.

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Mexican peso and Euro relative to the US dollar is an important financial driver for the Company for the following reasons:

  •
  All revenues are earned in US dollars;

  •
  A significant portion of operating costs at the LaRonde, Lapa, Goldex, Meadowbank, Canadian Malartic mines and mine construction costs at the Amaruq satellite deposit and the Meliadine mine project are incurred in Canadian dollars;

  •
  A significant portion of operating costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are incurred in Mexican pesos; and

  •
  A significant portion of operating costs at the Kittila mine are incurred in Euros.

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	MEXICAN PESO	EURO

On average, the Canadian dollar and Euro strengthened relative to the US dollar in 2017 compared with 2016, increasing costs denominated in the local currencies when translated into US dollars for reporting purposes. The Mexican peso weakened relative to the US dollar in 2017 compared with 2016, decreasing costs denominated in the local currency when translated into US dollars for reporting purposes.

Balance Sheet Review

Total assets at December 31, 2017 of $7,865.6 million increased compared to December 31, 2016 total assets of $7,108.0 million. Of the $757.7 million increase in total assets between periods, $520.5 million related to an increase in property, plant and mine development and $93.0 million related to an increase in cash and cash equivalents between periods. The December 31, 2015 balance of $6,683.2 million was lower compared to the total assets balance as at December 31, 2016, primarily due to a $415.8 million change in cash and cash equivalents between periods.

Cash and cash equivalents were $633.0 million at December 31, 2017, an increase of $93.0 million compared with December 31, 2016 primarily due to cash provided by operating activities of $767.6 million, the issuance of the 2017 Notes (as defined below) in an aggregate principal amount of $300.0 million on June 29, 2017 and the issuance of 5,003,412 common shares to an institutional investor in the United States for net proceeds of $213.3 million on March 31, 2017, partially offset by $874.2 million in capital expenditures, a net $130.4 million repayment of long-term debt, a net $79.6 million acquisition of the Santa Gertrudis project, the purchase of $51.7 million in available-for-sale securities and other investments and $76.1 million in dividends paid during 2017.

Current inventory balances increased by $57.3 million from $443.7 million at December 31, 2016 to $501.0 million at December 31, 2017 primarily due to planned increases for fuel and parts inventory at the Meliadine project. Non-current ore in stockpiles and on leach pads at December 31, 2017 of $69.6 million were comparable with December 31, 2016 non-current ore in stockpiles and on leach pads of $62.8 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   9

Available-for-sale securities increased from $92.3 million at December 31, 2016 to $122.8 million at December 31, 2017 primarily due to $52.2 million in new investments in 2017, partially offset by $13.0 million in unrealized fair value losses, $8.5 million in impairment losses and $0.2 million in disposals during 2017.

Property, plant and mine development increased by $520.5 million to $5,626.6 million at December 31, 2017 compared with December 31, 2016 primarily due to a $964.3 million increase related to capital expenditures during 2017 and a $80.1 million increase due to the acquisition of the Santa Gertrudis project. This increase was partially offset by amortization expense of $508.7 million during 2017.

Total liabilities increased to $2,918.6 million at December 31, 2017 from $2,615.5 million at December 31, 2016 primarily due to a $169.2 million net increase in long-term debt and a $80.8 million increase in reclamation provisions. Of the total $73.3 million increase in total liabilities between the December 31, 2015 balance of $2,542.2 million and the December 31, 2016 balance of $2,615.5 million, $70.0 million related to a net increase in long term-debt and $20.2 million related to an increase in income taxes payable.

Accounts payable and accrued liabilities increased by $62.2 million between December 31, 2016 and December 31, 2017 primarily due to expenditures related to the Company's ongoing development projects in Nunavut.

Net income taxes payable decreased by $31.9 million between December 31, 2016 and December 31, 2017 as a result of payments to tax authorities exceeding the current tax expense.

Long-term debt increased by $169.2 million between December 31, 2016 and December 31, 2017 primarily due to the issuance of the 2017 Notes, partially offset by a $115.0 million principal repayment of the 2010 Notes and $14.9 million in other debt repayments.

Agnico Eagle's reclamation provision increased by $80.8 million between December 31, 2016 and December 31, 2017 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions as at December 31, 2017.

Deferred income and mining tax liabilities increased by $7.8 million between December 31, 2016 and December 31, 2017 primarily due to the origination and reversal of net taxable temporary differences.

Fair Value of Derivative Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the Company's annual consolidated financial statements.

Results of Operations

Agnico Eagle reported net income of $243.9 million, or $1.06 per share, in 2017 compared with net income of $158.8 million, or $0.71 per share, in 2016. In 2015, the Company reported net income of $24.6 million, or $0.11 per share. Agnico Eagle reported adjusted net income of $233.8 million, or $1.02 per share, in 2017 compared with adjusted net income of $109.5 million, or $0.49 per share, in 2016. In 2015, the Company reported adjusted net income of $73.5 million, or $0.34 per share. In 2017, operating margin (revenues from mining operations less production costs) increased to $1,184.8 million from $1,106.3 million in 2016. In 2015, operating margin was $990.1 million.

Revenues from Mining Operations

Revenues from mining operations increased by $104.4 million, or 4.9%, to $2,242.6 million in 2017 from $2,138.2 million in 2016 primarily due to higher sales prices realized on gold and increased gold production. Revenues from mining operations were $1,985.4 million in 2015.

Revenues from the Northern Business increased by $152.6 million, or 9.3%, to $1,790.9 million in 2017 from $1,638.3 million in 2016 primarily due to higher sales prices realized on gold and higher metals sales. Revenues from the Southern Business decreased by $48.2 million, or 9.6%, to $451.7 million in 2017 from $499.9 million in 2016, primarily due to lower gold sales. Revenues from the Northern Business were $1,543.3 million, and revenues from the Southern Business were $442.1 million in 2015.

Sales of precious metals (gold and silver) accounted for 99.3% of revenues from mining operations in 2017, a decrease from 99.8% in 2016 and 99.7% in 2015. The slight decrease in the percentage of revenues from precious metals compared with 2016 is primarily due to increased zinc production and higher sales prices realized on zinc and copper by-products. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges.

10   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2017	2016	2015

	(thousands of United States dollars)
Revenues from mining operations:

Gold	$2,140,890	$2,049,871	$1,911,500

Silver	86,262	85,096	66,991

Zinc	9,177	1,413	505

Copper	6,275	1,852	6,436

Total revenues from mining operations	$2,242,604	$2,138,232	$1,985,432

Payable production(i):

Gold (ounces)	1,713,533	1,662,888	1,671,340

Silver (thousands of ounces)	5,016	4,759	4,258

Zinc (tonnes)	6,510	4,687	3,501

Copper (tonnes)	4,501	4,416	4,941

Payable metal sold:

Gold (ounces)	1,693,774	1,630,865	1,645,081

Silver (thousands of ounces)	4,852	4,761	4,184

Zinc (tonnes)	6,316	3,554	3,596

Copper (tonnes)	4,599	4,522	4,947

Notes:

(i)
Payable production (a non-GAAP, non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Revenues from gold increased by $91.0 million or 4.4% in 2017 compared with 2016 primarily due to an increase in gold production at the LaRonde and Meadowbank mines as a result of higher gold grade ore being processed and increased throughput levels at the Canadian Malartic mine. The Company's gold sales increased by 3.9% to 1,693,774 ounces in 2017 compared to 1,630,865 ounces in 2016. In addition, the Company's average realized gold price per ounce increased by 1.0% to $1,261 in 2017 compared to $1,249 in 2016.

Revenues from silver increased by $1.2 million or 1.4% in 2017 compared with 2016 primarily due to a 26.9% increase in silver production at the LaRonde mine. This increase was partially offset by a decrease of the average realized silver price per ounce by 1.2% to $17.07 in 2017 from $17.28 in 2016. Revenues from zinc increased by $7.8 million or 549.5% to $9.2 million in 2017 compared with $1.4 million in 2016 primarily due to a 38.9% increase in the zinc production and a 38.2% increase in realized zinc price between periods. Revenues from copper increased by $4.4 million or 238.8% in 2017 compared with 2016 primarily due to a 31.4% increase in the realized copper price.

Production Costs

Production costs increased to $1,057.8 million in 2017 compared with $1,031.9 million in 2016 primarily due to higher production expenses at the La India, Goldex and Kittila mines. Partially offsetting the overall increase was lower production expenses at the Lapa mine as the mine approaches the end of operations. Production costs were $995.3 million in 2015.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   11

The table below sets out production costs by mine:

	2017	2016	2015

	(thousands of United States dollars)
LaRonde mine	$185,488	$179,496	$172,283

Lapa mine	38,786	52,974	52,571

Goldex mine	71,015	63,310	61,278

Meadowbank mine	224,364	218,963	230,564

Canadian Malartic mine (attributable 50.0%)	188,568	183,635	171,473

Kittila mine	148,272	141,871	126,095

Pinos Altos mine	108,726	114,557	105,175

Creston Mascota deposit at Pinos Altos	31,490	27,341	26,278

La India mine	61,133	49,745	49,578

Total production costs	$1,057,842	$1,031,892	$995,295

The discussion of production costs below refers to "total cash costs per ounce of gold produced" and "minesite costs per tonne", neither of which are recognized measures under IFRS. For a reconciliation of these measures to production costs and a discussion of their use by the Company, see Non-GAAP Financial Performance Measures in this MD&A.

Production costs at the LaRonde mine were $185.5 million in 2017, a 3.3% increase compared with 2016 production costs of $179.5 million primarily due to increased mill and maintenance costs and a stronger Canadian dollar relative to the US dollar between periods. During 2017, the LaRonde mine processed an average of 6,153 tonnes of ore per day compared with 6,121 tonnes of ore per day during 2016. Production costs per tonne decreased to C$108 in 2017 compared with C$106 in 2016 due to higher inventory. Minesite costs per tonne increased to C$108 in 2017 compared with C$106 in 2016 due to increased mill and maintenance costs.

Production costs at the Lapa mine were $38.8 million in 2017, a 26.8% decrease compared with 2016 production costs of $53.0 million. During 2017, the Lapa mine processed an average of 1,090 tonnes of ore per day compared with 1,619 tonnes of ore per day processed during 2016. The decrease in throughput between periods was expected as the mine approaches the end of operations. Production costs per tonne increased to C$128 in 2017 compared with C$118 in 2016 due to the factor noted above. Minesite costs per tonne decreased to C$120 in 2017 compared with C$121 in 2016 primarily due to mined ore being stockpiled which is expected to be processed during the first half of 2018.

Production costs at the Goldex mine were $71.0 million in 2017, a 12.2% increase compared with 2016 production costs of $63.3 million primarily due to a stronger Canadian dollar relative to the US dollar between periods. During 2017, the Goldex mine processed an average of 6,567 tonnes of ore per day compared with 6,954 tonnes of ore per day processed during 2016. The decrease in throughput between periods was primarily due to the exclusion of pre-production tonnes processed from the Deep 1 Zone. Production costs per tonne increased to C$38 in 2017 compared with C$33 in 2016 due to increased underground costs. Minesite costs per tonne increased to C$37 in 2017 compared with C$33 in 2016 due to the factors noted above.

Production costs at the Meadowbank mine were $224.4 million in 2017, a 2.5% increase compared with 2016 production costs of $219.0 million primarily due to a lower amount of stripping costs being capitalized and a decrease in inventory. During 2017, the Meadowbank mine processed an average of 10,556 tonnes of ore per day compared with 10,697 tonnes of ore per day processed during 2016. The decrease in throughput between periods was primarily due to harder ore being processed from the Vault pit. Production costs per tonne increased to C$76 in 2017 compared with C$73 in 2016 due to the decrease in tonnage processed. Minesite costs per tonne increased to C$76 in 2017 compared with C$74 in 2016 due to the factors noted above.

Attributable production costs at the Canadian Malartic mine were $188.6 million in 2017, a 2.7% increase compared with 2016 production costs of $183.6 million primarily due to increased throughput and higher contractor costs. During 2017, the

12   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Canadian Malartic mine processed an average of 55,774 tonnes of ore per day on a 100% basis compared with 53,665 tonnes of ore per day processed in 2016. The increase in throughput between periods was primarily due to greater operating flexibility allowed at the mill resulting from the increase in the number of permitted tonnes milled. Production costs per tonne decreased to C$24 in 2017 compared with C$25 in 2016 due to the factor noted above. Minesite costs per tonne decreased to C$24 in 2017 compared with C$25 in 2016 primarily due to the factor noted above.

Production costs at the Kittila mine were $148.3 million in 2017, an increase of 4.5% compared with 2016 production costs of $141.9 million primarily due to higher mill costs. During 2017, the Kittila mine processed an average of 4,615 tonnes of ore per day compared with the 4,554 tonnes of ore per day processed during 2016. The increase in throughput was primarily due to additional mine development, leading to improved ore access and stronger mining productivity. Production costs per tonne increased to €78 in 2017 compared with €77 in 2016 primarily due to higher re-handling costs. Minesite costs per tonne increased to €78 in 2017 compared with €77 in 2016 due to the factor noted above.

Production costs at the Pinos Altos mine were $108.7 million in 2017, a decrease of 5.1% compared with 2016 production costs of $114.6 million primarily due to variations in the proportion of heap leach ore to milled ore, variations in the open pit ore to underground ore, fluctuations in the waste to ore stripping ratio in the open pit mines and an increase in inventory. During 2017, the Pinos Altos mine mill processed an average of 5,543 tonnes of ore per day compared with the 5,415 tonnes of ore per day processed during 2016. In 2017, approximately 284,800 tonnes of ore were stacked on the Pinos Altos mine leach pad, compared with approximately 278,100 tonnes of ore stacked in 2016, primarily due to mine sequencing. Production costs per tonne decreased to $47 in 2017 compared with $51 in 2016 due to timing of inventory and the factors noted above. Minesite costs per tonne increased to $50 in 2017 compared with $49 in 2016 primarily due to the factors noted above, other than the inventory adjustment.

Production costs at the Creston Mascota deposit at Pinos Altos were $31.5 million in 2017, an increase of 15.2% compared with 2016 production costs of $27.3 million primarily due to higher waste haulage costs as a result of longer trucking distances and a lower amount of stripping costs being capitalized. During 2017, approximately 2,195,700 tonnes of ore were stacked on the leach pad at the Creston Mascota deposit at Pinos Altos compared with approximately 2,119,200 tonnes of ore stacked in 2016. Production costs per tonne increased to $14 in 2017 compared with $13 in 2016 due to the factors noted above. Minesite costs per tonne increased to $15 in 2017 compared with $13 in 2016 due to the factors noted above.

Production costs at the La India mine were $61.1 million in 2017, an increase of 22.9% compared with 2016 production costs of $49.7 million primarily due to higher contractor costs incurred to accelerate open pit mine development, higher maintenance costs and higher ore and waste haulage costs as a result of longer trucking distances from the Main Zone pit. During 2017, the La India mine stacked approximately 5,965,200 tonnes of ore on the leach pad compared with approximately 5,837,400 tonnes of ore stacked in 2016 primarily due increased ore crushing capacity. Production costs per tonne increased to $10 in 2017 compared with $9 in 2016 due to the factors noted above. Minesite costs per tonne increased to $11 in 2017 compared with $9 in 2016 due to the factors noted above.

Total Production Costs by Category YTD

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   13

Total cash costs per ounce of gold produced is presented in this MD&A on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total production costs per ounce of gold produced, representing the weighted average of all of the Company's producing mines, remained at $621 between 2017 and 2016 and increased from $596 in 2015. Total cash costs per ounce of gold produced on a by-product basis decreased to $558 in 2017 compared with $573 in 2016 and decreased from $567 in 2015. Total cash costs per ounce of gold produced on a co-product basis decreased to $637 in 2017 compared with $643 in 2016 and increased from $626 in 2015. Set out below is an analysis of the change in total production costs per ounce and cash costs per ounce at each of the Company's mining operations:

  •
  At the LaRonde mine, total production costs per ounce of gold produced decreased to $532 in 2017 compared with $587 in 2016 primarily due to a 14.1% increase in gold production. Total cash costs per ounce of gold produced on a by-product basis decreased to $406 in 2017 compared with $501 in 2016 primarily due to the increase in gold production noted above and higher by-product revenues. Total cash costs per ounce of gold produced on a co-product basis decreased to $607 in 2017 compared with $668 in 2016, due to the increase in gold production noted above.

  •
  At the Lapa mine, total production costs per ounce of gold produced increased to $801 in 2017 compared with $717 in 2016 due to lower production as the mine approaches the end of operations. Total cash costs per ounce of gold produced on a by-product basis increased to $755 in 2017 compared with $732 in 2016 due to the factor noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $757 in 2017 compared with $732 in 2016 due to the factor noted above.

  •
  At the Goldex mine, total production costs per ounce of gold produced increased to $640 in 2017 compared with $525 in 2016 due to a 8.1% decrease in gold production due to the exclusion of 8,041 ounces of payable gold production, and the associated costs related to the Deep 1 Zone, which were produced prior to the achievement of commercial production and a stronger Canadian dollar relative to the US dollar between periods. Total cash costs per ounce of gold produced on a by-product basis increased to $610 in 2017 compared with $532 in 2016 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $611 in 2017 compared with $532 in 2016 due to the factors noted above.

  •
  At the Meadowbank mine, total production costs per ounce of gold produced decreased to $636 in 2017 compared with $701 in 2016 due to a 12.9% increase in production and an increase in inventory. Total cash costs per ounce of gold produced on a by-product basis decreased to $614 in 2017 compared with $715 in 2016 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis decreased to $628 in 2017 compared with $727 in 2016 due to the factors noted above.

  •
  At the Canadian Malartic mine, total production costs per ounce of gold produced decreased to $595 in 2017 compared with $628 in 2016 due to a 8.3% increase in production and greater operating flexibility allowed at the mill resulting from the increase in the number of permitted tonnes milled. Total cash costs per ounce of gold produced on a by-product basis decreased to $576 in 2017 compared with $606 during 2016 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis decreased to $594 in 2017 compared with $626 during 2016 due to the factors noted above.

  •
  At the Kittila mine, total production costs per ounce of gold produced increased to $753 in 2017 compared with $701 in 2016 due to a 2.8% decrease in gold production and higher re-handling costs. Total cash costs per ounce of gold produced on a by-product basis increased to $753 in 2017 compared with $699 in 2016, due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $754 in 2017 compared with $700 in 2016 due to the factors noted above.

14   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  •
  At the Pinos Altos mine, total production costs per ounce of gold produced increased to $601 in 2017 compared with $594 in 2016 due to a 6.2% decrease in gold production, higher consumable costs, variations in the proportion of heap leach ore to milled ore, variations in open pit ore to underground ore and fluctuations in the waste to ore stripping ratio. Total cash costs per ounce of gold produced on a by-product basis increased to $395 in 2017 compared with $356 in 2016 primarily due to the factors noted. Total cash costs per ounce of gold produced on a co-product basis increased to $634 in 2017 compared with $585 in 2016 due to the factors noted above.

  •
  At the Creston Mascota deposit at Pinos Altos, total production costs per ounce of gold produced increased to $651 in 2017 compared to $578 in 2016 primarily due to higher waste haulage costs as a result of longer trucking distances and a lower amount of stripping costs being capitalized. Total cash costs per ounce of gold produced on a by-product basis increased to $575 in 2017 compared with $516 in 2016 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $669 in 2017 compared with $588 in 2016 due to the factors noted above.

  •
  At the La India mine, total production costs per ounce of gold produced increased to $604 in 2017 compared with $432 in 2016 due to a 12.2% decrease in gold production, higher contractor costs to accelerate open pit mine development, higher maintenance costs and higher ore and waste haulage costs as a result of longer trucking distances from the Main Zone pit. Total cash costs per ounce of gold produced on a by-product basis increased to $580 in 2017 compared with $395 in 2016 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $634 in 2017 compared with $468 in 2016 due to the factors noted above.

Exploration and Corporate Development Expense

Exploration and corporate development expense decreased by 3.8% to $141.5 million in 2017 from $147.0 million in 2016. Exploration and corporate development expense was $110.4 million in 2015.

A summary of the Company's significant 2017 exploration and corporate development activities is set out below:

  •
  Exploration expenses in Canada and at various mine sites decreased by 17.8% to $78.9 million in 2017 compared with 2016 primarily due to decreased exploration at the Amaruq satellite deposit located 50 kilometres northwest of the Meadowbank mine in Nunavut.

  •
  Exploration expenses increased by 2.8% to $21.4 million in Latin America compared with 2016 primarily due to increased exploration at the Tarachi and El Barqueno projects in Mexico.

  •
  Exploration expenses increased by 50.3% to $3.8 million in the United States compared with 2016 primarily due to increased exploration on various projects and increased by 151.6% to $14.8 million in Europe compared with 2016 primarily due to increased exploration at the Barsele project.

  •
  Corporate development and project evaluation expenses increased by 3.7% to $22.5 million in 2017 compared with 2016 primarily due to increased project evaluation expenses at the Akasaba project in northwestern Quebec.

The table below sets out exploration expense by region and total corporate development expense:

	2017	2016	2015

	(thousands of United States dollars)
Canada	$78,928	$96,026	$56,099

Latin America	21,402	20,812	25,483

United States	3,796	2,525	3,666

Europe	14,785	5,877	3,943

Corporate development expense	22,539	21,738	21,162

Total exploration and corporate development expense	$141,450	$146,978	$110,353

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   15

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense decreased to $508.7 million in 2017 compared with $613.2 million in 2016 and $608.6 million in 2015. The decrease in amortization of property, plant and mine development between 2017 and 2016 was primarily due to the increase in the proven and probable mineral reserves and the mineral resources included in the current life of mine plans at the Amaruq satellite deposit at Meadowbank and La India mines. In addition, amortization decreased at the Lapa mine as it reaches the end of operations.

General and Administrative Expense

General and administrative expenses increased to $115.1 million in 2017 compared with $102.8 million in 2016 and $97.0 million in 2015.

Impairment Loss on Available-for-sale Securities

Impairment loss on available-for-sale securities was $8.5 million in 2017 compared with nil in 2016 and $12.0 million in 2015. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

Finance Costs

Finance costs increased to $78.9 million in 2017 compared with $74.6 million in 2016 and $75.2 million in 2015. The table below sets out the components of finance costs:

	2017	2016	2015

	(thousands of United States dollars)
Stand-by fees on credit facilities	$5,611	$5,387	$4,025

Amortization of credit facilities, financing and note issuance costs	2,566	2,470	2,437

Interest on Credit Facility	42	3,102	8,892

Interest on Notes	69,935	60,044	49,937

Accretion expense on reclamation provisions	5,234	3,832	4,164

Other interest and penalties	1,920	2,871	7,476

Interest capitalized to construction in progress	(6,377)	(3,065)	(1,703)

Total finance costs	$78,931	$74,641	$75,228

See Liquidity and Capital Resources – Financing Activities in this MD&A for details on the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility") and Notes referenced above.

Gain on Impairment Reversal

At the end of each reporting period the Company assesses whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If an indicator of impairment reversal exists, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A gain on impairment reversal is recognized for any excess of the recoverable amount of the asset over its carrying amount. The carrying amount of an asset is not increased above the lower of its recoverable amount and the carrying amount that would have been determined net of amortization had no impairment loss been recognized in prior periods.

As at December 31, 2016, the Company identified indicators of potential impairment reversal for the Company's Meadowbank mine and Meliadine mine project. As a result of the identification of these indicators, the Company estimated the recoverable amounts of the Meadowbank mine and Meliadine mine project cash generating units ("CGU") and concluded the recoverable amounts exceeded the carrying amounts. The Company recorded a gain on impairment reversal of $37.2 million at the Meadowbank mine and $83.0 million at the Meliadine mine project (refer to note 22 in the Company's annual consolidated financial statements for additional details).

16   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

A discounted cash flow approach was used to estimate fair value less costs of disposal, which represents the recoverable amount of property, plant and mine development assets that was used to determine the impairment reversal amounts. The total gain on impairment reversal recorded during the year ended December 31, 2016 was $120.2 million. Based on assessments completed by the Company, no impairment reversals were required in 2017.

At the end of each reporting period the Company also assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount. The recoverable amounts are based on each asset's future cash flows and represents each asset's fair value less costs of disposal.

Based on assessments completed by the Company, no impairment losses were required in 2017, 2016 or 2015.

Management's estimates of future net cash flows are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and goodwill. This may have a material effect on the Company's future consolidated financial statements.

Foreign Currency Translation Loss

The Company's operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Mexican peso and Euro as all of the Company's revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2016 through December 31, 2017, the daily US dollar exchange rate fluctuated between C$1.21 and C$1.46, 17.18 Mexican pesos and 21.91 Mexican pesos and €0.83 and €0.96 per US$1.00.

A foreign currency translation loss of $13.3 million was recorded in 2017 compared with a foreign currency translation loss of $13.2 million in 2016 and a foreign currency translation gain of $4.7 million in 2015. The 2017 average US dollar exchange rate weakened against the Canadian dollar and Euro and strengthened against the Mexican peso compared with the average exchange rate in 2016. The US dollar also weakened against the Canadian dollar, Mexican peso and Euro as at December 31, 2017, compared to December 31, 2016. The net foreign currency translation loss in 2017 was primarily due to the translation impact of the Company's net monetary liabilities denominated in Canadian dollars, Mexican pesos and Euros.

Income and Mining Taxes Expense

In 2017, the Company recorded income and mining taxes expense of $98.5 million on income before income and mining taxes of $342.4 million at an effective tax rate of 28.8%. In 2016, the Company recorded income and mining taxes expense of $109.6 million on income before income and mining taxes of $268.5 million at an effective tax rate of 40.8%. The Company's 2017 and 2016 effective tax rates were higher than the applicable statutory tax rate of 26.0% primarily due to the impact of mining taxes. In 2015, the Company recorded income and mining taxes expense of $58.0 million on income before income and mining taxes of $82.6 million at an effective tax rate of 70.2%.

Liquidity and Capital Resources

As at December 31, 2017, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $644.3 million compared with $548.8 million at December 31, 2016. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) increased to $1,127.7 million at December 31, 2017 compared with $806.6 million at December 31, 2016.

Operating Activities

Cash provided by operating activities decreased by $11.1 million to $767.6 million in 2017 compared with 2016. The decrease in cash provided by operating activities was primarily due to less favourable working capital changes between periods and the impact on costs of a stronger Canadian dollar relative to the US dollar. Partially offsetting these negative impacts on cash provided by operating activities was an increase in the average realized price of gold and an increase in

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   17

payable ounces sold between 2017 and 2016. Cash provided by operating activities was $778.6 million in 2016, $162.4 million higher than in 2015 primarily due to an increase in the average realized price of gold, the impact on costs of a weaker Canadian dollar relative to the US dollar and favourable working capital changes between periods.

Investing Activities

Cash used in investing activities increased to $1,000.1 million in 2017 from $553.5 million in 2016. The increase in cash used in investing activities between periods was primarily due to a $358.1 million increase in capital expenditures, a $59.6 million increase in acquisitions, a $18.0 million increase in purchases of available-for-sale securities and other investments and a $9.1 million decrease in net proceeds from the sale of available-for-sale securities and other investments. Cash used in investing activities was $374.5 million in 2015, which included capital expenditures of $449.8 million partially offset by $61.1 million in net proceeds from the sale of available-for-sale securities and other investments.

In 2017, the Company invested cash of $874.2 million in projects and sustaining capital expenditures compared with $516.1 million in 2016. Capital expenditures in 2017 included $372.1 million at the Meliadine project, $111.5 million at the Meadowbank mine and Amaruq satellite project, $87.8 million at the Kittila mine, $86.5 million at the Canadian Malartic mine (the Company's attributable portion), $67.1 million at the LaRonde mine, $22.6 million at the LaRonde Zone 5 project, $57.1 million at the Goldex mine, $49.3 million at the Pinos Altos mine, $10.8 million at the La India mine, $8.1 million at the Creston Mascota deposit at Pinos Altos and $1.3 million at the Company's other projects. The $358.1 million increase in capital expenditures between 2017 and 2016 was primarily due to significant expenditures that were incurred in 2017 relating to the development of the Meliadine mine project and Amaruq satellite deposit, including the purchase of long lead time equipment and material to prepare for the upcoming barge season.

On February 15, 2018, the Company completed the purchase of 1,740,500 units ("Units") of Orla Mining Ltd. ("Orla") at a price of C$1.75 per Unit for total cash consideration of C$3.0 million. Each Unit is comprised of one common share of Orla (a "Common Share") and one-half of one common share purchase warrant of Orla (each full common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share at a price of C$2.35 prior to February 15, 2021. Upon closing of the transaction, the Company held 17,613,835 Common Shares and 870,250 Warrants, representing approximately 9.86% of the issued and outstanding Common Shares on a non-diluted basis and approximately 10.30% of the issued and outstanding Common Shares on a partially-diluted basis assuming exercise of the Warrants held by the Company.

On November 1, 2017, the Company acquired 100% of the issued and outstanding shares of Animas Resources Ltd. ("Animas"), a wholly-owned Canadian subsidiary of GoGold Resources Inc. ("GoGold") by way of a subscription and share purchase agreement (the "Animas Agreement") dated September 5, 2017. On the closing of the transactions relating to the Animas Agreement, Animas owned a 100% interest in the Santa Gertrudis exploration project located in Sonora, Mexico, indirectly, through three wholly-owned Mexican subsidiaries. Pursuant to the Animas Agreement, consideration for the acquisition of the shares of Animas totaled $80.0 million less a working capital adjustment of $0.4 million, comprised of $72.0 million in cash payable at closing and the extinguishment of a $7.5 million loan advanced to GoGold on the date of the Animas Agreement that bore interest at a rate of 10% per annum. The principal amount of the loan, along with all accrued interest, was repaid upon closing of the Animas Agreement by way of a set-off against the purchase price. In connection with the transaction, GoGold was granted a 2.0% net smelter return royalty on production from the Santa Gertrudis project, 50% of which may be repurchased by the Company at any time for $7.5 million. The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $0.9 million were capitalized to the mining properties acquired.

On March 8, 2017, the Company completed the purchase of 38,100,000 common shares of GoldQuest Mining Corp. ("GoldQuest") pursuant to a private placement. The Company paid C$0.60 per GoldQuest common share, for total cash consideration of approximately C$22.9 million. Upon the closing of the transaction, Agnico Eagle held approximately 15.00% of the issued and outstanding common shares of GoldQuest on a non-diluted basis.

On December 22, 2016, the Company subscribed for 22,500,000 common shares of Cartier Resources Inc. ("Cartier") in a non-brokered private placement at a price of C$0.20 per Cartier common share, for total cash consideration of approximately C$4.5 million. On March 20, 2017, the Company subscribed for an additional 3,365,369 common shares of Cartier for total cash consideration of approximately C$0.6 million. On December 5, 2017, the Company subscribed for an additional 4,208,500 common shares of Cartier for total cash consideration of approximately C$0.8 million. Upon closing the transaction, the Company held approximately 17.00% of the issued and outstanding common shares of Cartier on a non-diluted basis.

18   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

On December 13, 2016, the Company subscribed for 12,100,000 common shares of G4G Capital Corp., subsequently renamed White Gold Corp ("White Gold") in a non-brokered private placement at a price of C$1.20 per White Gold common share, for total cash consideration of approximately C$14.5 million. On March 21, 2017, the Company subscribed for an additional 1,110,000 shares of White Gold for total cash consideration of approximately C$1.5 million. On June 14, 2017, the Company subscribed for an additional 4,356,000 shares of White Gold for total cash consideration of approximately C$8.8 million. Upon closing the transaction, the Company held approximately 19.93% of the issued and outstanding common shares of White Gold on a non-diluted basis.

On March 16, 2016, the Company subscribed for 11,680,000 common shares of Belo Sun Mining Corp. ("Belo Sun") in a non-brokered private placement at a price of C$0.53 per Belo Sun common share, for total cash consideration of approximately C$6.2 million. On July 27, 2016, the Company subscribed for 14,922,760 common shares of Belo Sun pursuant to a public offering by Belo Sun at a price of C$0.85 per Belo Sun common share, for total cash consideration of approximately C$12.7 million. Upon closing the transaction, the Company held approximately 19.20% of the issued and outstanding common shares of Belo Sun on a non-diluted basis.

In 2017, the Company received net proceeds of $0.3 million from the sale of available-for-sale securities and other investments compared with $9.5 million in 2016 and $61.1 million in 2015. In 2017, the Company purchased $51.7 million of available-for-sale securities and other investments compared with $33.8 million in 2016 and $19.8 million in 2015. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

Financing Activities

Cash provided by financing activities of $329.2 million in 2017 increased compared with cash provided by financing activities of $190.4 million in 2016 primarily due to a $195.9 million increase in net proceeds from the issuance of common shares and a $150.0 million decrease of the net repayment of long-term debt, partially offset by a $147.9 million decrease of proceeds from employee stock option plan exercises and a $50.0 million decrease in notes issuances between periods. Cash used in financing activities was $280.8 million in 2015, which included net repayment of debt of $261.1 million.

Net proceeds from the issuance of common shares was $269.1 million in 2017 attributable to an equity issuance directly to one institutional investor, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $221.1 million in 2016 attributable to the issuance of flow-through common shares, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

In 2017, the Company paid dividends of $76.1 million compared with $71.4 million in 2016 and $59.5 million in 2015. Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On February 27, 2018, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of guaranteed senior unsecured notes consisting of $45 million 4.38% Series A senior notes due 2028, $55 million 4.48% Series B senior notes due 2030 and $250 million 4.63% Series C senior notes due 2033 (collectively, the "2018 Notes"). The 2018 Notes are expected to be issued on or about April 5, 2018.

On October 25, 2017, the Company amended the Credit Facility to extend the maturity date from June 22, 2021 to June 22, 2022. As at December 31, 2017, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to $0.8 million at December 31, 2017. As at December 31, 2017, $1,199.2 million was available for future drawdown under the Credit Facility.

On May 5, 2017, the Company agreed to a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes") which issuance closed on June 29, 2017. Upon issuance, the 2017 Notes had a weighted average maturity of 10.9 years and weighted average yield of 4.67%. Proceeds from the 2017 Notes were used for working capital and general corporate purposes.

On April 7, 2017, the Company repaid $115.0 million of the $600.0 million guaranteed senior unsecured notes that were issued on April 7, 2010 (the "2010 Notes"). As at December 31, 2017, the principal amount of the 2010 Notes that remains outstanding is $485.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   19

On March 31, 2017, the Company issued 5,003,412 common shares to an institutional investor in the United States at a price of $43.97 per common share, for gross proceeds of approximately $220.0 million. Transaction costs of $6.7 million resulted in net proceeds to the Company of $213.3 million.

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes"), which, on issuance, had a weighted average maturity of 9.43 years and a weighted average yield of 4.77%. Proceeds from the offering of the 2016 Notes were used to repay amounts outstanding under the Credit Facility.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at December 31, 2017, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $41.0 million.

On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares are issued, the sale of tax deductions is deferred and presented in the accounts payable and accrued liabilities line item in the balance sheet because the Company had not yet fulfilled its obligation to pass on the tax deductions to the investor. At the time the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The initial C$6.8 million ($5.1 million) liability is drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce these expenses. During the year ended December 31, 2016, the liability was fully extinguished based on eligible expenditures incurred.

On September 30, 2015, the Company closed a private placement consisting of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%. Under the note purchase agreement in respect of the 2015 Note, the Company agreed that an amount equal to or greater than the net proceeds from the 2015 Note would be spent on mining projects in the Province of Quebec, Canada.

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at December 31, 2017, the aggregate undrawn face amount of letters of credit under the Second LC Facility is $90.3 million.

On July 31, 2015, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective November 5, 2013, the amount available under the First LC Facility increased from C$175.0 million to C$200.0 million. Effective September 28, 2015, the amount available under the First LC Facility was increased to C$250.0 million. Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million.The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2017, the aggregate undrawn face amount of letters of credit under the First LC Facility is $169.2 million.

On July 24, 2012, the Company closed a private placement of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the offering of the 2012 Notes were used to repay amounts outstanding under the Credit Facility.

In connection with the joint acquisition of Osisko on June 16, 2014 by the Company and Yamana, the Partnership was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt and finance lease obligations included a secured loan facility with a C$20.0 million repayment due on June 30, 2017 and a 6.875% per annum interest rate. The final scheduled

20   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

repayment of C$20.0 million was made on June 30, 2017, resulting in attributable outstanding principal of nil. Agnico Eagle's indirect attributable interest in the finance lease obligations of the Partnership include secured finance lease obligations provided in separate tranches with remaining maturities up to 2019 and an average effective annual interest rate of 4.3%. As at December 31, 2017, the Company's attributable finance lease obligations were $3.3 million.

The Company was in compliance with all covenants contained in the Credit Facility, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes, 2010 Notes, First LC Facility, Second LC Facility and Third LC Facility as at December 31, 2017.

Contractual Obligations

Agnico Eagle's contractual obligations as at December 31, 2017 are set out below:

	Total	2018	2019-2020	2021-2022	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$537.3	$10.0	$78.5	$20.8	$428.0

Purchase commitments(ii)	318.8	270.6	23.0	8.1	17.1

Pension obligations(iii)	21.5	0.7	3.1	3.6	14.1

Finance and operating leases	34.2	7.9	9.4	7.5	9.4

Long-term debt(iv)	1,385.0	–	360.0	225.0	800.0

Total(v)	$2,296.8	$289.2	$474.0	$265.0	$1,268.6

Notes:

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

(ii)
Purchase commitments include contractual commitments for the acquisition of property, plant and mine development. As at December 31, 2017, the Company's purchase commitments included $162.5 million in respect of the acquisition of the CMC Projects, which is expected to close by the end of March 2018. Agnico Eagle's attributable interest in the purchase commitments associated with its joint operations totaled $13.7 million as at December 31, 2017.

(iii)
Agnico Eagle provides defined benefit plans for certain current and former senior officers and certain employees. The benefits are generally based on the employee's years of service, age and level of compensation. The data included in this table have been actuarially determined.

(iv)
The Company has assumed that repayment of its long-term debt obligations will occur on each instrument's respective maturity date.

(v)
The Company's future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as at December 31, 2017 include outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $349.0 million under the Credit Facility, First LC Facility, Second LC Facility and Third LC Facility (see Note 25 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company's liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   21

2018 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2018 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2018:

Amount
(millions of United States dollars)

2018 Mandatory Commitments:

Contractual obligations (see table above)	$289.2

Accounts payable and accrued liabilities (as at December 31, 2017)	290.7

Interest payable (as at December 31, 2017)	12.9

Income taxes payable (as at December 31, 2017)	16.8

Total 2018 mandatory expenditure commitments	$609.6

2018 Discretionary Commitments:

Expected 2018 capital expenditures	$1,084.2

Expected 2018 exploration and corporate development expenses	136.8

Total 2018 discretionary expenditure commitments	1,221.0

Total 2018 mandatory and discretionary expenditure commitments	$1,830.6

Cash, cash equivalents and short-term investments (as at December 31, 2017)	$643.9

Expected 2018 cash provided by operating activities	461.0

Working capital, excluding cash, cash equivalents and short-term investments (as at December 31, 2017)	483.8

Available under the Credit Facility (as at December 31, 2017)	1,199.2

Total 2018 Capital Resources	$2,787.9

While the Company believes its capital resources will be sufficient to satisfy all 2018 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities.

Quarterly Results Review

For the Company's detailed 2017 and 2016 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

Revenues from mining operations increased by 13.2% to $565.3 million in the fourth quarter of 2017 compared with $499.2 million in the fourth quarter of 2016 primarily due to higher sales prices realized on gold and a 5.4% increase in payable gold ounces sold between periods. Production costs increased by 12.8% to $287.7 million in the fourth quarter of 2017 compared with $255.1 million in the fourth quarter of 2016 due to increased tonnage processed and the impact of a stronger Canadian dollar, Mexican peso and Euro relative to the US dollar between periods. Exploration and corporate development expenses decreased by 11.5% to $31.7 million in the fourth quarter of 2017 compared with $35.8 million in the fourth quarter of 2016 primarily due to decreased exploration expenses incurred at the Amaruq satellite deposit at the Meadowbank mine in Nunavut. Amortization of property, plant and mine development decreased by 14.5% to $129.5 million in the fourth quarter of 2017 compared with $151.4 million in the fourth quarter of 2016 primarily due to an increase in the proven and probable mineral reserves and the mineral resources included in the current life of mine plans at the Meadowbank mine (including the Amaruq satellite deposit) and La India mine. In addition, amortization decreased at the

22   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Lapa mine as it reaches the end of operations. Net income of $35.1 million was recorded in the fourth quarter of 2017 after income and mining taxes expense of $27.9 million compared with a net income of $62.7 million in the fourth quarter of 2016 after income and mining taxes expense of $52.8 million.

Cash provided by operating activities increased by 38.4% to $166.9 million in the fourth quarter of 2017 compared with $120.6 million in the fourth quarter of 2016. The increase in cash provided by operating activities was primarily due to a $66.0 million increase in revenue due to a 5.4% increase in payable ounces sold and increased average realized prices of gold, zinc and copper between periods.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see Note to Investors Concerning Forward-Looking Information in this MD&A for a discussion of assumptions and risks relating to such statements and information.

Gold Production

LaRonde Mine

In 2018, payable gold production at the LaRonde mine is expected to be approximately 350,000 ounces. In 2019 and 2020, the midpoint of expected annual payable gold production at the LaRonde mine is 360,000 ounces. At the LaRonde 3 project, the Company is evaluating a phased approach to development between the 311 level (a depth of approximately 3.1 kilometres) and the 340 level (a depth of approximately 3.4 kilometres). Under this phased approach, an additional two to three levels will be developed per year in either the east or west areas of the mine through 2022. This is expected to result in the conversion of approximately 1.0 million ounces of mineral resources into mineral reserves, with full mining activities to be initiated in 2022. The Company believes that this phased approach is a lower risk, less capital intensive option for developing the deeper levels of the LaRonde mine. Throughout the three-year guidance period it is expected that there will be an increase in grade closer to that of the average mineral reserves. Total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine are expected to be approximately $447 in 2018 compared with $406 in 2017, reflecting the expectation of a stronger Canadian dollar relative to the US dollar.

LaRonde Zone 5

In 2018, payable gold production at LaRonde Zone 5 is expected to be approximately 20,000 ounces. In 2019 and 2020, the midpoints of expected annual payable gold production at LaRonde Zone 5 are 32,500 and 42,500 ounces, respectively. In February 2017, the Company approved the development of LaRonde Zone 5 with commercial production expected by the third quarter of 2018. Total cash costs per ounce of gold produced on a by-product basis at LaRonde Zone 5 are expected to be approximately $712 in 2018.

Lapa Mine

In 2018, the mine's final year of production, payable gold production at the Lapa mine is expected to be approximately 10,000 ounces. In the fourth quarter of 2017 the mill operations were placed on temporary maintenance while mining operations continued at a reduced rate. Ore mined was stockpiled with the expectation that the ore would be processed during the first half of 2018. Total cash costs per ounce of gold produced on a by-product basis at the Lapa mine are expected to be approximately $1,079 in 2018 compared with $755 in 2017, reflecting the expectations of decreased production and lower gold grade.

Goldex Mine

In 2018, payable gold production at the Goldex mine is expected to be approximately 115,000 ounces. In 2019 and 2020, the midpoints of expected annual payable gold production at the Goldex mine are 115,000 and 130,000, respectively. Throughout the three year guidance period, mining will transition from the M and E satellite zones to the Deep 1 Zone. Total cash costs per ounce of gold produced on a by-product basis at the Goldex mine are expected to be approximately $682 in 2018 compared with $610 in 2017, reflecting the expectation of a stronger Canadian dollar relative to the US dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   23

Meadowbank Mine

In 2018, payable gold production at the Meadowbank mine is expected to be approximately 220,000 ounces. In 2019, the final year of production scheduled at current Meadowbank mine operations, the midpoint of expected annual payable gold production at the Meadowbank mine is 60,000 ounces. Production guidance has increased over previous guidance due to positive tonnage and grade reconciliation with the Vault deposit block model. The Amaruq satellite deposit at Meadowbank is expected to go into production in the third quarter of 2019 and provide approximately 162,500 ounces in its first partial year of commercial production. Total cash costs per ounce of gold produced on a by-product basis at the Meadowbank mine are expected to be approximately $893 in 2018 compared with $614 in 2017, reflecting the expectation of decreased production.

Canadian Malartic Mine

In 2018, attributable payable gold production at the Canadian Malartic mine is expected to be approximately 325,000 ounces. In 2019 and 2020, the midpoints of expected annual attributable payable gold production at the Canadian Malartic mine are 325,000 and 345,000 ounces, respectively. Total cash costs per ounce of gold produced on a by-product basis at the Canadian Malartic mine are expected to be approximately $586 in 2018 compared with $576 in 2017, reflecting the expectation of a stronger Canadian dollar relative to the US dollar.

Kittila Mine

In 2018, payable gold production at the Kittila mine is expected to be approximately 190,000 ounces. In 2019 and 2020, the midpoints of expected annual payable gold production at the Kittila mine are 190,000 and 215,000 ounces, respectively. In 2017, the Company validated the potential to increase throughput rates to 2.0 mtpa from the then current rate of 1.6 mtpa. As a result, the Board has approved the expansion of the Kittila mine, which will include a mill modification and the installation of a 1,044 metre deep shaft. Total cash costs per ounce of gold produced on a by-product basis at the Kittila mine are expected to be approximately $830 in 2018 compared with $753 in 2017, reflecting the expectations of decreased production and a stronger Euro relative to the US dollar.

Pinos Altos Mine

In 2018, payable gold production at the Pinos Altos mine is expected to be approximately 170,000 ounces. In 2019 and 2020, the midpoints of expected annual payable gold production at the Pinos Altos mine are 165,000 and 145,000 ounces, respectively. Several satellite mining opportunities exist around Pinos Altos that are being evaluated for their incremental production potential. The Sinter deposit, located immediately north of Pinos Altos, will be mined from underground and a small open pit. At Sinter, permits have been received for the construction of an exploration ramp, while permits are pending for open pit mining. Portal and ramp development are planned to commence in the first quarter of 2018, with initial production expected to begin late in the second quarter of 2018. Total cash costs per ounce of gold produced on a by-product basis at the Pinos Altos mine are expected to be approximately $569 in 2018 compared with $395 in 2017, reflecting the expectation of decreased production due to changes in the mining sequence.

Creston Mascota deposit at Pinos Altos

In 2018, payable gold production at the Creston Mascota deposit at Pinos Altos is expected to be approximately 35,000 ounces. In 2019 and 2020, the midpoints of expected annual payable gold production at the Creston Mascota deposit at Pinos Altos are 30,000 and 12,500 ounces, respectively. A plan is underway to attempt to improve the process plant efficiency. Engineering is also underway on the Phase V heap leach pad, which will be an extension to the existing facility. Immediately south of the Creston Mascota facilities, the Bravo deposit (a new open pit orebody) is in pre-production development. The first phase of pre-stripping and the road to the waste dump were completed in the fourth quarter of 2017. Construction activities also continued on the haul road with work expected to be finished late in the second quarter of 2018. Total cash costs per ounce of gold produced on a by-product basis at the Creston Mascota deposit at Pinos Altos are expected to be approximately $913 in 2018 compared with $575 in 2016, reflecting the expectation of decreased production.

La India Mine

In 2018, payable gold production at the La India mine is expected to be approximately 90,000 ounces. In 2019 and 2020, the midpoints of expected annual payable gold production at the La India mine are 90,000 and 100,000 ounces, respectively. Construction of a new heap leach pad is expected to begin late in the second quarter of 2018. The new heap leach will be phased to match the mineral reserve and mineral resource profile of the mine. Approximately 62% of the land

24   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

has been acquired for construction of the new power line and permitting is in progress with construction expected to start late in the second quarter of 2018. Total cash costs per ounce of gold produced on a by-product basis at the La India mine are expected to be approximately $651 in 2018 compared with $580 in 2016, reflecting the expectation of decreased production.

Production Summary

With the achievement of commercial production at the Kittila, Lapa and Pinos Altos mines in 2009, the Meadowbank mine in 2010, the Creston Mascota deposit at Pinos Altos and LaRonde mine extension in 2011, the Goldex mine M and E Zones in 2013 and the La India mine in 2014, along with the joint acquisition of the Canadian Malartic mine on June 16, 2014, Agnico Eagle has transformed from a one mine operation to an eight mine senior gold mining company over the last decade. In 2017, the Company achieved annual payable gold production of 1,713,533 ounces. As the Company plans its next growth phase from this expanded production platform, it expects to continue to deliver on its vision and strategy. Annual payable gold production is expected to decrease to approximately 1,525,000 ounces in 2018, representing a 11% decrease compared with 2017. The Company expects that the main contributors to achieving the targeted levels of payable gold production, mineral reserves and mineral resources in 2018 will include:

  •
  Increased production from the LaRonde and Canadian Malartic mines due to the mining of higher grade ore;

  •
  Continued mill and mine plan optimization; and

  •
  Continued conversion of Agnico Eagle's current mineral resources to mineral reserves.

Financial Outlook

Revenue from Mining Operations and Production Costs

In 2018, the Company expects to continue to generate solid cash flow with payable gold production of approximately 1,525,000 ounces compared with 1,713,533 ounces in 2017. This expected decrease in payable gold production is primarily due to the end of operations of the Lapa mine in 2018, changes in the mining sequence of Pinos Altos resulting in lower gold production in 2018 and lower production at the Meadowbank mine as the existing active deposits approach the end of operations.

The table below sets out actual payable production in 2017 and expected payable production in 2018:

	2018 Forecast	2017 Actual

Gold (ounces)	1,525,000	1,713,533

Silver (thousands of ounces)	4,271	5,016

Zinc (tonnes)	6,995	6,510

Copper (tonnes)	4,493	4,501

In 2018, the Company expects total cash costs per ounce of gold produced on a by-product basis at the LaRonde mine to be approximately $447 compared with $406 in 2017. In calculating expectations of total cash costs per ounce of gold produced on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue offsets production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde mine's expected total cash costs per ounce of gold produced on a by-product basis due to its significant by-product production. The Pinos Altos mine also generates significant silver by-product revenue. An increase in by-product metal prices above forecast levels would result in improved total cash costs per ounce of gold produced on a by-product basis at these mines. Total cash costs per ounce of gold produced on a co-product basis are expected to be approximately $649 in 2018 at the LaRonde mine compared with $607 in 2017.

As production costs at the LaRonde, LaRonde Zone 5, Lapa, Goldex, Meadowbank and Canadian Malartic mines are denominated primarily in Canadian dollars, production costs at the Kittila mine are denominated primarily in Euros and a portion of the production costs at the Pinos Altos mine, the Creston Mascota deposit at Pinos Altos and the La India mine are denominated in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   25

also affect the Company's expectations for the total cash costs per ounce of gold produced both on a by-product and co-product basis.

The table below sets out the metal price and exchange rate assumptions used in deriving the expected 2018 total cash costs per ounce of gold produced on a by-product basis (forecast production for each metal is shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2018 through February 28, 2018:

	2018 Assumptions	Actual Market Average (January 1, 2018 – February 28, 2018)

Silver (per ounce)	$17.50	$16.91

Zinc (per tonne)	$3,086	$3,489

Copper (per tonne)	$6,614	$7,040

Diesel (C$ per litre)	$0.80	$0.89

C$/US$ exchange rate (C$)	$1.25	$1.25

Euro/US$ exchange rate (Euros)	€0.83	€0.82

Mexican peso/US$ exchange rate (Mexican pesos)	18.00	18.80

See Risk Profile – Commodity Prices and Foreign Currencies in this MD&A for the expected impact on forecast 2018 total cash costs per ounce of gold produced on a by-product basis of certain changes in commodity prices and exchange rate assumptions.

Exploration and Corporate Development Expenditures

In 2018, Agnico Eagle expects to incur exploration and corporate development expenses of approximately $136.8 million. A large component of the 2018 exploration program will be focused on the Amaruq satellite deposit at Meadowbank in Nunavut, the LaRonde 3 Deep deposit, the Barsele project in Sweden, the Sisar Zone at the Kittila mine in Finland, satellite targets at the Pinos Altos and La India mines in Mexico, the Santa Gertrudis project in Sonora, Mexico and the El Barqueno project in Jalisco, Mexico. The goal of these exploration programs is to delineate mineral reserves and mineral resources that can supplement the Company's existing production profile.

At the Amaruq satellite deposit at Meadowbank, the first phase of a planned 67,000-metre drill program (costing approximately $14.2 million) commenced in January 2018.

At the Canadian Malartic mine, the exploration will be focused on the Odyssey and East Malartic deposits, drilling 140,000 metres at an estimated cost of $8.6 million (50% basis for costs).

At the LaRonde 3 deposit, approximately 16,900 metres of drilling is expected for both conversion and exploration drilling. Exploration expenditures in 2018 are expected to total approximately $2.7 million.

At Barsele, approximately 35,000 metres of drilling (costing approximately $6.9 million) will be carried out with a focus on expanding the mineral resources along strike and at depth and testing the gap between the Central and Avan zones.

At Kittila, approximately $7.6 million will be spent on 31,000 metres of further deep drilling (including the Sisar Zone). The goal of this program is to expand the mineral resources in the Northern part of the property and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

At Pinos Altos and Creston Mascota, approximately 27,000 metres of drilling is planned to explore satellite mining opportunities, such as Cubiro, Reyna de Plata and Calera, with the objective of sustaining and expanding production through mineral resource expansion. Exploration expeditures in 2018 are expected to total approximately $5.0 million.

At La India, approximately 38,000 metres of drilling (costing approximately $8.8 million) will target mineral resource expansion (at El Realito and Los Tubos) and conversion (at El Cochi) to potentially extend minelife.

26   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

At the El Barqueno project, approximately 35,000 metres of additional drilling is expected to be completed by the end of 2018 principally at the El Rayo, Tolteca, Mortero, Tierra Blanca and Cebollas areas within the southern area of the El Barqueno project. Exploration expenditures in 2018 are expected to total approximately $9.7 million. The objective is to expand the mineral resource and define an initial development plan.

At the recently acquired Santa Gertrudis project in Sonora, Mexico, approximately 28,000 metres of drilling will be focused on the evaluation of known mineralization at this past producing heap leach mine. Exploration expenditures are expected to be $7.2 million.

Exploration programs are designed to infill and expand known deposits and test other favourable target areas that could ultimately supplement the Company's existing production profile. Exploration is success-driven and thus planned exploration could change materially based on the results of the various exploration programs. When it is determined that a project can generate future economic benefit, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2018, the Company expects to capitalize approximately $21.5 million of drilling and development costs related to further delineating ore bodies and converting mineral resources into mineral reserves.

Other Expenses

General and administrative expenses are expected to be between $105.0 million and $125.0 million in 2018 compared with $115.1 million in 2017. Amortization of property, plant and mine development is expected to be between $525.0 million and $575.0 million in 2018 compared with $508.7 million in 2017. The Company's effective tax rate is expected to be between 40.0% and 45.0% in 2018.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $1.08 billion in 2018. The Company expects to fund its 2018 capital expenditures through operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2018 capital expenditures program include the following:

  •
  $267.1 million in sustaining capital expenditures relating to the LaRonde mine ($74.7 million), Kittila mine ($56.3 million), Canadian Malartic mine ($53.9 million – portion attributable to the Company), Pinos Altos mine ($30.2 million), Goldex mine ($20.8 million), Meadowbank mine ($14.6 million), La India mine ($7.9 million), LaRonde Zone 5 project ($3.8 million), the Creston Mascota deposit at Pinos Altos ($3.6 million);

  •
  $795.6 million in capitalized development expenditures relating to the Meliadine mine project ($398.4 million), Amaruq satellite deposit at Meadowbank ($175.0 million), Kittila mine ($104.3 million), Canadian Malartic mine ($37.9 million – portion attributable to the Company), Goldex mine ($25.1 million), Creston Mascota deposit at Pinos Altos ($15.3 million), LaRonde Zone 5 project ($14.3 million), La India mine ($13.2 million), LaRonde mine ($8.3 million), the Pinos Altos mine ($3.6 million); and

  •
  $21.5 million in capitalized drilling expenditures.

In 2018, a significant portion of the Company's capital commitments is expected to relate to the construction of the Meliadine mine project, Amaruq satellite project at Meadowbank and the Kittila mine expansion. The Meliadine mine project's capital commitment is forecast to be $398.4 million in development expenditures which represents approximately 36.8% of the expected $1.08 billion in total capital expenditures in 2018. The Company also expects to incur an estimated $5.6 million in capitalized exploration expenditures at the Meliadine mine project. The key elements of the $404.0 million program include:

  •
  Approximately 9,475 metres of underground development;

  •
  Accelerated conversion drill program at Tiriganiaq from surface using a directional drill rig;

  •
  Approximately 19,000 metres of conversion drilling and approximately 10,000 metres of minesite exploration drilling;

  •
  Award remaining procurement packages by the end of the second quarter of 2018, in time to permit delivery during the 2018 shipping window;

  •
  Completion of Rankin Inlet by-pass road before the 2018 shipping window;

  •
  Continue installation of mechanical, piping, electrical wiring and instrumentation in the process plant for commissioning in the first quarter of 2019;

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   27

  •
  Completion of the multi-services building;

  •
  Installation of SAG mill and completion of CIL tanks following the 2018 shipping window; and

  •
  A 7,000 metre regional exploration drill program;

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets using the Company's securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash payment requirements.

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced is calculated on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Agnico Eagle's all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $890 to $940 in 2018 compared with $804 in 2017 primarily due to lower production and higher total cash costs.

Risk Profile

The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of its mining facilities. Emphasis is placed on hiring and retaining competent personnel and developing their skills through training, including safety and loss control training. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and several of the Company's mines have received safety and development awards. Nevertheless, the Company and its employees continue efforts to improve workplace safety with an emphasis on safety procedure training for both mining and supervisory employees.

The Company also attempts to mitigate some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and restricts coverage to insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Risk Factors" in the AIF.

Commodity Prices and Foreign Currencies

Agnico Eagle's net income is sensitive to metal prices and the Canadian dollar/US dollar, Mexican peso/US dollar and Euro/US dollar exchange rates. Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. For the purpose of the cash cost per ounce of gold produced sensitivity analysis set out in the table below, the Company applied the following metal price and exchange rate assumptions for 2018:

  •
  Silver – $17.50 per ounce;

  •
  Zinc – $3,086 per tonne;

  •
  Copper – $6,614 per tonne;

  •
  Diesel – C$0.80 per litre;

  •
  Canadian dollar/US dollar – C$1.25 per $1.00;

  •
  Euro/US dollar – €0.83 per $1.00; and

  •
  Mexican peso/US dollar – 18.00 Mexican pesos per $1.00.

28   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2017, the ranges of metal prices, diesel prices and exchange rates were as follows:

  •
  Silver: $15.19 – $18.66 per ounce, averaging $17.07 per ounce;

  •
  Zinc: $2,429 – $3,370 per tonne, averaging $2,894 per tonne;

  •
  Copper: $5,462 – $7,254 per tonne, averaging $6,169 per tonne;

  •
  Diesel: C$0.65 – C$0.90 per litre, averaging C$0.74 per litre;

  •
  Canadian dollar/US dollar: C$1.21 – C$1.38 per $1.00, averaging C$1.30 per $1.00;

  •
  Euro/US dollar: €0.83 – €0.97 per $1.00, averaging €0.89 per $1.00; and

  •
  Mexican peso/US dollar: 17.45 – 22.04 Mexican pesos per $1.00, averaging 18.92 Mexican pesos per $1.00.

The following table sets out the impact on forecast 2018 total cash costs per ounce of gold produced on a by-product basis of specifically identified changes in assumed metal prices, the diesel price and exchange rates. Specifically identified changes in each variable were considered in isolation while holding all other assumptions constant. Based on historical market data and the 2017 price ranges shown above, these specifically identified changes in assumed metal prices, the diesel price and exchange rates are reasonably likely in 2018.

Changes in Variable	Impact on Forecasted 2018 Total Cash Costs per Ounce of Gold Produced (By-Product Basis)

Silver – $1 per ounce	$3

Zinc – 10%	$1

Copper – 10%	$2

Diesel – 10%	$3

Canadian dollar/US dollar – 1%	$5

Euro/US dollar – 1%	$1

Mexican peso/US dollar – 10%	$5

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance realized by-product metal prices. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   29

Cost Inputs

The Company considers and may enter into risk management strategies to mitigate price risk on certain consumables including, but not limited to, diesel fuel. These strategies may include longer term purchasing contracts and financial and derivative instruments.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2017, there were no amounts outstanding on the Company's Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2017, short-term investments were $10.9 million.

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Financial Instruments

The Company occasionally enters into contracts to limit the risk associated with fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures.

Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific commodity being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for a commodity will affect financial condition. Because derivative contracts are primarily used as economic hedges, changes in mark-to-market value may impact income. For a description of the accounting treatment of derivative financial instruments, please see note 20 to the Company's Annual Financial Statements.

Operational Risk

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, equipment failures, changes in the regulatory environment, cave-ins, rock bursts, rock falls, ground conditions, pit wall failures, flooding and gold bullion losses. The occurrence of these or similar types of events and circumstances may result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of premium costs or other reasons. The Company also may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Meadowbank, LaRonde and Canadian Malartic mines were the Company's most significant contributors in 2017 to the Company's payable gold production at 20.6%, 20.4% and 18.5%, respectively. These mines are expected to account for 58.7% of the Company's payable gold production in 2018.

30   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets out expected 2018 payable gold production by mine:

	Expected Payable Gold Production (Ounces)	Expected Payable Gold Production (%)

LaRonde mine	350,000	23.0%

LaRonde Zone 5	20,000	1.3%

Lapa mine	10,000	0.7%

Goldex mine	115,000	7.5%

Meadowbank mine	220,000	14.4%

Canadian Malartic mine (attributable 50.0%)	325,000	21.3%

Kittila mine	190,000	12.5%

Pinos Altos mine	170,000	11.1%

Creston Mascota deposit at Pinos Altos	35,000	2.3%

La India mine	90,000	5.9%

Total	1,525,000	100.0%

Mining is a complex and unpredictable business and, therefore, actual payable gold production may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

The Company may not achieve expected payable gold production levels as a result of occurrences such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, an autoclave, a filter press or a grinding mill. Payable gold production may also be affected by unfavorable weather conditions, ground conditions or seismic activity, lower than expected ore grades, higher than expected dilution, electrical power interruptions, the physical or metallurgical characteristics of the ore and heap leach processing resulting in containment discharge. The Company has failed to meet payable gold production forecasts in the past due to adverse conditions such as rock falls, production drilling challenges, lower than planned mill recoveries and grades, higher than expected dilution, mine structural issues and delays in the commencement of production and ramp up at new mines. In 2015, gold production was negatively affected by lower than expected grades at Kittila and a decision during the year to extend the Vault pit at Meadowbank resulting in lower than expected 2015 production. In 2016, gold production was negatively affected by an unscheduled shutdown of the secondary crushing circuit for maintenance at Meadowbank and unplanned maintenance on the leach tank, ball mill and crusher components in the process plant at Canadian Malartic. In 2017, gold production was negatively affected by an unplanned temporary hoist and mill shutdown at Goldex. Occurrences of this nature and other accidents, adverse conditions, operational problems or regulatory circumstances in future years may result in the Company's failure to achieve current or future production expectations.

The Company believes that the LaRonde mine extension is the deepest operation in the Western Hemisphere, with an expected maximum depth of over 3 kilometres and the LaRonde 3 project will have a maximum expected depth of 3.4 kilometres. The operations of the LaRonde mine extension rely on infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services historic operations at the LaRonde mine. The depth of the operations poses significant challenges to the Company, such as geomechanical and seismic risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. Operations at the lower level of the LaRonde mine are subject to high levels of geomechanical stress and there are few resources available to assist the Company in modelling the geomechanical conditions at these depths, which may result in the Company not being able to extract the ore at these levels as currently contemplated. In 2014, ten days of downtime resulting from a production hoist drive failure resulted in annual production at LaRonde being approximately 10,000 ounces below the Company's expectations. The continued sustaining development of

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   31

the LaRonde mine extension is subject to a number of risks and challenges, including unforeseen geological formations, the implementation of new mining processes and engineering and mine design adjustments. These occurrences may result in operational delays and additional costs being incurred by the Company beyond those budgeted.

The Company's stated mineral reserves and mineral resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the expected grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on, among other things, assumed metal prices, foreign exchange rates and operating costs. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to record a material impairment loss on its investment in mining properties or delay or discontinue production or the development of new projects, resulting in net losses and reduced cash flow. Market price fluctuations of gold (or applicable by-product metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral reserves and mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular reporting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company's operations include a mine in Finland and mines in Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; security issues (including thefts of gold from a mine); and changing political conditions; and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Finland and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

The Meadowbank mine, which is the Company's largest mine in terms of production, is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. In addition, the Amaruq satellite deposit, located 50 kilometres northwest of the Meadowbank mine, received Board approval (pending receipt of the required permits) to be developed as a satellite operation to the Meadowbank mine (pending receipt of required permits). The Company built a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine and the Company is building an all-weather road between Meadowbank and the Amaruq satellite deposit. However, the Company's operations are constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately ten weeks per year. Most of the materials that the Company requires for the operation of the Meadowbank mine, and the development of the Amaruq satellite deposit, must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, or if ore transportation from Amaruq satellite deposit to Meadowbank is negatively affected, it may result in a slowdown or stoppage of operations at the Meadowbank mine or the development of the Amaruq satellite deposit. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine (including the Amaruq satellite deposit) may require the slowdown or stoppage of operations.

The Company's Meliadine project, located 290 kilometres southeast of the Meadowbank mine, is also located in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Most of the materials that the Company requires for mine development must be transported through the port of Rankin Inlet during its approximately 14-week shipping season. If the Company cannot identify and procure suitable equipment and materials within a timeframe that permits transporting them to the project within this shipping season, it could result in delays and/or cost increases in the construction, development and exploration of the property.

32   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Regulatory Risk

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety, reporting of payments to governments and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of compliance or infraction notices, has occurred at some of the Company's mines and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Controls Evaluation

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2017. Based on this evaluation, management concluded that the Company's ICFR and DC&P were effective as at December 31, 2017.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 12, 2018 were exercised:

Common shares outstanding at March 12, 2018	232,153,066

Employee stock options	7,242,852

Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	1,006,971

Total	240,402,889

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   33

Sustainable Development

In 2017, the Company continued the process of incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility of 'maintaining high standards in sustainability' to exploration and acquisition activities, day to day operating and site closure. This integration began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy (the "Sustainable Development Policy") that reflects the Company's commitment to responsible mining practices. The Company believes that the Sustainable Development Policy will lead to the achievement of more sustainable practices through oversight and accountability.

The Sustainable Development Policy operates through the development and implementation of a formal and integrated Health, Safety and Environmental Management System, termed the Responsible Mining Management System (the "RMMS"), across all divisions of the Company. The Partnership has committed to implementing the RMMS at Canadian Malartic in the future. The aim of the RMMS is to promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS implementation is supported by software widely used in the Canadian mining industry that is consistent with the ISO 14001 Environmental Management System and the Occupational Health and Safety Assessment Series 18001 Health and Safety Management System.

The RMMS incorporates the Company's commitments as a signatory to the Cyanide Code, a voluntary program that addresses the safe production, transport, storage, handling and disposal of cyanide. The Company became a signatory to the Cyanide Code in September 2011.

The RMMS also integrates the requirements of the Mining Association of Canada's industry leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, the Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management; energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach.

The Company has adopted and implemented the World Gold Council's Conflict Free Gold Standard. This implementation was initiated on January 1, 2013.

In 2017, the Company adopted the Voluntary Principles on Security and Human Rights, a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights.

The Company's Sustainable Development Policy is available on the Company's website at www.agnicoeagle.com. The Canadian Malartic mine's sustainable development report is available at its website, www.canadianmalartic.com.

Employee Health and Safety

The Company's overall health and safety performance, as measured by accident frequency, improved during 2017. A combined lost time and restricted work accident frequency rate (excluding the Canadian Malartic mine) of 0.91 was achieved, a 6% reduction from the 2016 rate of 0.97 and below the target rate of 1.25. This is the best combined accident frequency rate ever recorded by the Company. Extensive health and safety training was also provided to employees during 2017.

One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across all of the Company's operations to strengthen the risk based training program. Developed by the Quebec Mining Association (the "AMQ"), the safety card system teaches workers and supervisors to use risk based thinking in their duties. Workers and their supervisors must meet every day to discuss on the job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze all relevant information between shifts and various technical services to improve efficiency and safety.

In 2017, the AMQ acknowledged the Company's strong performance in the area of health and safety, recognizing 32 of the Company's supervisors from the LaRonde, Lapa and Goldex mines for keeping their workers safe. The supervisors received AMQ security trophy awards for 50,000 or more hours supervised without a lost time accident. Together, this group of

34   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

32 supervisors achieved more than 3.1 million hours supervised without a lost time accident for a member of their crew. 13 supervisors from the Canadian Malartic mine were also recognized by the AMQ, achieving 2.2 million hours without a lost-time accident.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In 2014, the corporate crisis management plan was updated to align with industry best practices and the TSM Initiative requirements. Emergency response simulations were also performed at all divisions. The TSM Initiative also contains a Health and Safety protocol.

The Canadian Malartic mine's combined accident frequency rate in 2017 was 0.78, compared to an objective of 1.10 and the 2016 rate of 1.40.

Community

The Company's goal, at each of its operations worldwide, is to hire as much of its workforce as possible, including management teams, directly from the local region in which the operation is located. In 2017, the overall company average for local hiring was 73%. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

The Company continued its efforts in community development agreements in Nunavut. In 2015, the Meadowbank IIBA was renewed and the Meliadine IIBA was signed. In 2017, the Company continued its dialogue with First Nations in the Abitibi region. CMC continues its negotiations with First Nations around the Kirkland Lake project and the Partnership continues its dialogue with First Nations in the Abitibi region.

The Canadian Malartic mine continued its contribution to the economic development fund (FECM) which was established prior to mine development to diversify the local economy throughout the mine life so that the town of Malartic is well equipped to face the eventual mine closure. The Canadian Malartic mine has also participated in forums initiated by the town council on the future of the town of Malartic.

The Company continues to support community health and educational initiatives in the region surrounding the Pinos Altos mine, including establishing a local sewing cooperative and donating material for the construction of new classrooms and the repair of existing classrooms.

The Company's Code of Business Conduct and Ethics Policy is available on the Company's website at www.agnicoeagle.com.

Environmental Protection

The Company's exploration activities and mining and processing operations are subject to the federal, state, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company's activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development and, in operation, has an environmental management system consistent with ISO 140001 as well as an internal audit program. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

The Company has reported greenhouse gas emissions and climate change risk factors annually to the Carbon Disclosure Project since 2007.

In 2015, Environment Canada charged the Company with two infractions under the Fisheries Act in relation to a seepage incident at the Meadowbank mine that was identified during a July 2013 on-site inspection. Monitoring data indicated that the 2013 seepage event did not affect the water quality of the downstream Second Portage Lake. In 2017, the Company paid a C$50,000 fine in full satisfaction thereof.

With respect to activities in 2017, the Canadian Malartic mine received three non-compliance blast notices, an increase from the single infraction received with respect to activities in 2016. The mine's team of on-site environmental experts continue to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continue to implement improvement measures.

The Company's total liability for reclamation and closure cost obligations at December 31, 2017 was $355.3 million (including the Company's share of the Canadian Malartic reclamation costs) and the Company's reclamation expenses for the

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   35

year ended December 31, 2017 were $0.9 million. For more information please see note 12 to the Annual Financial Statements.

The Company's Environmental Policy is available on the Company's website at www.agnicoeagle.com.

Permitting for the operation of the Amaruq satellite deposit at Meadowbank is ongoing with the Nunavut Impact Review Board (the "NIRB") and the Nunavut Water Board (the "NWB"). Public hearings were held in the third quarter of 2017 and the NIRB sent a positive conformity report to the Indigenous and Northern Affairs Canada ("INAC") Minister on November 6, 2017 for project approval. The INAC minister's approval for the project is expected in the first quarter of 2018. This approval will allow NIRB to finalize the Whale Tail Project Certificate ("WTPC"). Once the WTPC is finalized, the NWB will finalize the Whale Tail Water License A and submit it to the Canadian Federal Minister of INAC for final approval of the License A. The Whale Tail Project final approvals and associated requirements are still on schedule for early third quarter of 2018.

Agnico Eagle Finland Oy currently holds a mining licence, an environmental permit and operational permits in respect of the Kittila mine. The construction of the first phase of the tailings storage facility ("TSF") was completed in the fall of 2008. Work on the second phase was completed in 2010 and included its expansion. Work on the third phase began in 2013 and included work to heighten the confining structure. An additional raise was completed in 2017 and another raise is planned for 2018. As a result of lower than expected tailings density, tailings management will remain challenging until a new cell of the TSF becomes available. Planning and permitting on this next cell have started.

Critical IFRS Accounting Policies and Accounting Estimates

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Agnico Eagle's significant accounting policies including a summary of current and future changes in accounting policies are disclosed in note 3 to the Annual Financial Statements.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results may differ from these estimates. The critical judgements and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2017 are disclosed in note 4 to the Annual Financial Statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company's disclosure in this MD&A.

36   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Reserve Data

The scientific and technical information set out in this MD&A has been approved by the following "qualified persons" as defined under the NI 43-101 reserves and mineral resources (other than for the Canadian Malartic mine) – Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; mineral reserves and mineral resources (for the Canadian Malartic mine) – Donald Gervais, P.Geo., Director of Technical Services at Canadian Malartic Corporation and Sylvie Lampron, Eng., Principal Engineer at Canadian Malartic Corporation; Quebec operations – Christian Provencher, Eng., Vice-President, Canada; Nunavut operations – Dominique Girard, Eng., Vice-President, Nunavut Operations; Kittila operations – Francis Brunet, Eng., Corporate Director, Mining; Southern Business operations – Carol Plummer, Eng., Vice-President, Project Development, Southern Business; environmental – Louise Grondin P.Eng., Senior Vice-President, Environment, Sustainable Development and People; metallurgy – Paul Cousin, Eng., Vice-President, Metallurgy; and Exploration – Guy Gosselin, Eng., Vice-President, Exploration. The Company's mineral reserves estimate was derived from internally generated data or geology reports.

The assumptions used for the mineral reserve estimates at all mines and projects reported in this MD&A (except the Canadian Malartic mine, the Upper Canada project and the Upper Beaver project) as at December 31, 2017 are $1,150 per ounce gold, $16.00 per ounce silver, $1.00 per pound zinc and $2.50 per pound copper. Foreign exchange rates assumptions of C$1.20 per US$1.00, €0.87 per US$1.00 and 16.00 Mexican pesos per US$1.00 were used for all mines and projects other than the Lapa and Meadowbank mines in Canada, the Creston Mascota deposit at Pinos Altos, and Santo Nino pit at the Pinos Altos mine in Mexico, which used foreign exchange rates assumptions of C$1.25 per US$1.00 and 17.00 Mexican pesos per US$1.00 (other assumptions unchanged) due to their shorter remaining mine lives.

December 31, 2017 mineral reserves at the Canadian Malartic mine, the Upper Canada project and the Upper Beaver project have been estimated using the following assumptions: $1,200 per ounce gold and $2.75 per pound copper; a cut-off grade at the Canadian Malartic mine between 0.35 g/t and 0.37 g/t gold (depending on the deposit); a C$125/tonne net smelter return (NSR) for the Upper Beaver project; and an foreign exchange rate of C$1.25 per US$1.00.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   37

Proven and Probable Mineral Reserves by Property(i)(ii)	Tonnes	Gold Grade (Grams per Tonne)	Contained Gold (Ounces)(iii)

	(thousands)
			(thousands)
Proven Mineral Reserves

LaRonde mine (other than Zone 5)	5,746	4.94	912

LaRonde Zone 5	3,758	2.02	244

Canadian Malartic mine (attributable 50.0%)	24,990	0.95	760

Goldex mine	181	1.61	9

Lapa mine	127	3.75	15

Meadowbank mine	1,820	1.36	79

Meliadine mine project	48	7.17	11

Kittila mine	971	4.26	133

Pinos Altos mine	4,304	2.55	353

Creston Mascota deposit at Pinos Altos	21	0.90	1

La India mine	266	0.49	4

Total Proven Mineral Reserves	42,232	1.86	2,523

Probable Mineral Reserves

LaRonde mine (not including Zone 5)	9,533	5.66	1,735

LaRonde Zone 5	2,477	1.97	157

Canadian Malartic mine (attributable 50.0%)	65,509	1.15	2,429

Goldex mine	18,006	1.57	907

Akasaba West project	5,194	0.87	145

Meadowbank mine	2,888	2.86	265

Amaruq satellite deposit (part of Meadowbank Complex)	20,063	3.67	2,366

Meliadine mine project	16,010	7.12	3,666

Upper Beaver project	3,996	5.43	698

Kittila mine	25,894	4.75	3,957

Pinos Altos mine	12,132	2.36	920

Creston Mascota deposit at Pinos Altos	2,368	1.47	112

La India mine	30,394	0.69	674

Total Probable Mineral Reserves	214,464	2.62	18,031

Total Proven and Probable Mineral Reserves	256,696	2.49	20,554

Notes:

(i)
Amounts presented in this table have been rounded to the nearset thousand and therefore totals may differ slightly from the addition of the numbers.

(ii)
Complete information on the verification procedures, quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the heading "Information on Mineral Reserves and Mineral Resources of the Company"; the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and

38   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq satellite deposit, Nunavut, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR on March 22, 2018; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as of December 31, 2008 filed with Canadian securities regulatory authorities on March 25, 2009; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR on March 12, 2015; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico dated August 31, 2012 filed with Canadian securities regulatory authorities on SEDAR on October 12, 2012; the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property as at June 16, 2014 filed with Canadian securities regulatory authorities on SEDAR on August 13, 2014.

(iii)
Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   39

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	2017	2016	2015(i)

	(thousands of United States dollars)
Net income for the year	$243,887	$158,824	$24,583

Impairment loss on available-for-sale securities	8,532	–	12,035

Gain on sale of available-for-sale securities	(168)	(3,500)	(24,600)

Foreign currency translation loss (gain)	13,313	13,157	(4,728)

(Gain) loss on derivative financial instruments(ii)	(20,990)	(9,468)	19,608

Mark-to-market loss on CMGP Convertible Debentures(iii)	–	–	2,416

Gain on impairment reversal, net of tax	–	(81,210)	–

Income and mining taxes adjustments(iv)	(24,921)	4,755	24,742

Other(v)	14,174	26,963	19,442

Adjusted net income for the year	$233,827	$109,521	$73,498

Net income per share – basic	$1.06	$0.71	$0.11

Net income per share – diluted	$1.05	$0.70	$0.11

Adjusted net income per share – basic	$1.02	$0.49	$0.34

Adjusted net income per share – diluted	$1.01	$0.49	$0.34

Notes:

(i)
Beginning in 2016, the Company began to exclude stock based compensation expense from the calculation of adjusted net income. Adjusted net income for the year ended December 31, 2015 has been restated to reflect this change. Stock option expense for the year ended December 31, 2017 was $19.2 million (2016 – $16.3 million; 2015 – $19.5 million).

(ii)
The Company uses derivative financial instruments as economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates and to mitigate the risk of fluctuating diesel fuel prices. During the year ended December 31, 2017, the Company recognized a gain of $18.1 million (2016 – gain of $6.8 million; 2015 – loss of $29.1 million) within the gain on derivative financial instruments line item of the consolidated statements of income and comprehensive income related to currency and commodity derivatives that were acting as economic hedges. For more information please see Note 20 in the Company's annual consolidated financial statements.

(iii)
In connection with the joint acquisition of Osisko on June 16, 2014, Agnico Eagle indirectly assumed its attributable interest in the senior unsecured convertible debentures previously issued by Osisko and assumed by the Partnership (the "CMGP Convertible Debentures"). On June 30, 2015, the negotiated early settlement of all the CMGP Convertible Debentures was completed, resulting in principal outstanding of nil. The dilutive impact of the CMGP Convertible Debentures was excluded from the calculation of diluted net income, diluted adjusted net income, diluted net income per share and diluted adjusted net income per share for the year ended December 31, 2015 as their impact would have been anti-dilutive for the portion of the year they were outstanding.

(iv)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(v)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets and other non-recurring items. For the year ended December 31, 2015, the "Other" line item also included adjustments for a catch-up of amortization expense related to the finalization of the acquisition date fair value estimates of depreciable mining properties included in the purchase price allocation of the Company's June 16, 2014 joint acquisition of Osisko and payments made related to the June 30, 2015 negotiated early settlement of the CMGP Convertible Debentures that were assumed by the Partnership in connection with the Company's joint acquisition of Osisko.

40   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.

Minesite costs per tonne is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income and comprehensive income in accordance with IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   41

Total Production Costs by Mine

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015

(thousands of United States dollars)
LaRonde mine	$185,488	$179,496	$172,283

Lapa mine	38,786	52,974	52,571

Goldex mine	71,015	63,310	61,278

Meadowbank mine	224,364	218,963	230,564

Canadian Malartic mine(i)	188,568	183,635	171,473

Kittila mine	148,272	141,871	126,095

Pinos Altos mine	108,726	114,557	105,175

Creston Mascota deposit at Pinos Altos	31,490	27,341	26,278

La India mine	61,133	49,745	49,578

Production costs per the consolidated statements of income and comprehensive income	$1,057,842	$1,031,892	$995,295

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(ii)(vi)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		348,870		305,788		267,921
Production costs	$185,488	$532	$179,496	$587	$172,283	$643

Inventory and other adjustments(iv)	26,246	75	24,914	81	31,417	117

Cash operating costs (co-product basis)	$211,734	$607	$204,410	$668	$203,700	$760

By-product metal revenues	(70,054)	(201)	(51,136)	(167)	(45,678)	(170)

Cash operating costs (by-product basis)	$141,680	$406	$153,274	$501	$158,022	$590

LaRonde Mine Per Tonne(iii)(vii)		Year Ended December 31, 2017				Year Ended December 31, 2016				Year Ended December 31, 2015

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per ounce)
Tonnes of ore milled (thousands of tonnes)				2,246				2,240				2,241
Production costs		$185,488		$83		$179,496		$80		$172,283		$77

Production costs (C$)	C$	243,638	C$	108	C$	237,934	C$	106	C$	218,649	C$	98

Inventory and other adjustments (C$)(v)		(1,107)		–		(1,447)		–		4,150		1

Minesite operating costs (C$)	C$	242,531	C$	108	C$	236,487	C$	106	C$	222,799	C$	99

42   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Lapa Mine Per Ounce of Gold Produced(ii)(viii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		48,410		73,930		90,967
Production costs	$38,786	$801	$52,974	$717	$52,571	$578

Inventory and other adjustments(iv)	(2,143)	(44)	1,173	15	1,161	13

Cash operating costs (co-product basis)	$36,643	$757	$54,147	$732	$53,732	$591

By-product metal revenues	(112)	(2)	(28)	–	(62)	(1)

Cash operating costs (by-product basis)	$36,531	$755	$54,119	$732	$53,670	$590

Lapa Mine Per Tonne(iii)		Year Ended December 31, 2017				Year Ended December 31, 2016				Year Ended December 31, 2015

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per ounce)
Tonnes of ore milled (thousands of tonnes)				398				593				560
Production costs		$38,786		$97		$52,974		$89		$52,571		$94

Production costs (C$)	C$	50,976	C$	128	C$	69,941	C$	118	C$	66,396	C$	119

Inventory and other adjustments (C$)(v)		(3,166)		(8)		1,580		3		(710)		(2)

Minesite operating costs (C$)	C$	47,810	C$	120	C$	71,521	C$	121	C$	65,686	C$	117

Goldex Mine Per Ounce of Gold Produced(ii)(ix)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		110,906		120,704		115,426
Production costs	$71,015	$640	$63,310	$525	$61,278	$531

Inventory and other adjustments(iv)	(3,289)	(29)	912	7	878	7

Cash operating costs (co-product basis)	$67,726	$611	$64,222	$532	$62,156	$538

By-product metal revenues	(24)	(1)	(26)	–	(23)	–

Cash operating costs (by-product basis)	$67,702	$610	$64,196	$532	$62,133	$538

Goldex Mine Per Tonne(iii)(x)		Year Ended December 31, 2017				Year Ended December 31, 2016				Year Ended December 31, 2015

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per ounce)
Tonnes of ore milled (thousands of tonnes)				2,396				2,545				2,313
Production costs		$71,015		$30		$63,310		$25		$61,278		$26

Production costs (C$)	C$	91,998	C$	38	C$	83,835	C$	33	C$	77,589	C$	34

Inventory and other adjustments (C$)(v)		(2,404)		(1)		1,231		–		(1,181)		(1)

Minesite operating costs (C$)	C$	89,594	C$	37	C$	85,066	C$	33	C$	76,408	C$	33

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   43

Meadowbank Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		352,526		312,214		381,804
Production costs	$224,364	$636	$218,963	$701	$230,564	$604

Inventory and other adjustments(iv)	(3,127)	(8)	8,105	26	7,282	19

Cash operating costs (co-product basis)	$221,237	$628	$227,068	$727	$237,846	$623

By-product metal revenues	(4,714)	(14)	(3,837)	(12)	(3,665)	(10)

Cash operating costs (by-product basis)	$216,523	$614	$223,231	$715	$234,181	$613

Meadowbank Mine Per Tonne(iii)		Year Ended December 31, 2017				Year Ended December 31, 2016				Year Ended December 31, 2015

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per ounce)
Tonnes of ore milled (thousands of tonnes)				3,853				3,915				4,033
Production costs		$224,364		$58		$218,963		$56		$230,564		$57

Production costs (C$)	C$	292,216	C$	76	C$	284,748	C$	73	C$	285,023	C$	71

Inventory and other adjustments (C$)(v)		1,512		–		5,681		1		(4,073)		(1)

Minesite operating costs (C$)	C$	293,728	C$	76	C$	290,429	C$	74	C$	280,950	C$	70

Canadian Malartic Mine(i) Per Ounce of Gold Produced(ii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		316,731		292,514		285,809
Production costs	$188,568	$595	$183,635	$628	$171,473	$600

Inventory and other adjustments(iv)	(497)	(1)	(553)	(2)	3,630	13

Cash operating costs (co-product basis)	$188,071	$594	$183,082	$626	$175,103	$613

By-product metal revenues	(5,759)	(18)	(5,821)	(20)	(4,689)	(17)

Cash operating costs (by-product basis)	$182,312	$576	$177,261	$606	$170,414	$596

Canadian Malartic Mine(i) Per Tonne(iii)		Year Ended December 31, 2017				Year Ended December 31, 2016				Year Ended December 31, 2015

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per ounce)
Tonnes of ore milled (thousands of tonnes)				10,179				9,821				9,545
Production costs		$188,568		$19		$183,635		$19		$171,473		$18

Production costs (C$)	C$	243,903	C$	24	C$	244,333	C$	25	C$	222,717	C$	23

Inventory and other adjustments (C$)(v)		(3,567)		–		(3,399)		–		(3,003)		–

Minesite operating costs (C$)	C$	240,336	C$	24	C$	240,934	C$	25	C$	219,714	C$	23

44   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Kittila Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	196,938		202,508		177,374
Production costs	$148,272	$753	$141,871	$701	$126,095	$711

Inventory and other adjustments(iv)	213	1	(26)	(1)	(187)	(1)

Cash operating costs (co-product basis)	$148,485	$754	$141,845	$700	$125,908	$710

By-product metal revenues	(192)	(1)	(200)	(1)	(155)	(1)

Cash operating costs (by-product basis)	$148,293	$753	$141,645	$699	$125,753	$709

Kittila Mine Per Tonne(iii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per ounce)
Tonnes of ore milled (thousands of tonnes)		1,685		1,667		1,464
Production costs	$148,272	$88	$141,871	$85	$126,095	$86

Production costs (€)	€131,111	€78	€128,599	€77	€112,285	€77

Inventory and other adjustments (€)(v)	(79)	–	(505)	–	(956)	(1)

Minesite operating costs (€)	€131,032	€78	€128,094	€77	€111,329	€76

Pinos Altos Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	180,859		192,772		192,974
Production costs	$108,726	$601	$114,557	$594	$105,175	$545

Inventory and other adjustments(iv)	5,926	33	(1,840)	(9)	6,458	33

Cash operating costs (co-product basis)	$114,652	$634	$112,717	$585	$111,633	$578

By-product metal revenues	(43,169)	(239)	(44,118)	(229)	(37,030)	(191)

Cash operating costs (by-product basis)	$71,483	$395	$68,599	$356	$74,603	$387

Pinos Altos Mine Per Tonne(iii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per ounce)
Tonnes of ore processed (thousands of tonnes)		2,308		2,260		2,378
Production costs	$108,726	$47	$114,557	$51	$105,175	$44

Inventory and other adjustments(v)	6,065	3	(3,698)	(2)	2,481	1

Minesite operating costs	$114,791	$50	$110,859	$49	$107,656	$45

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   45

Creston Mascota deposit at Pinos Altos Per Ounce of Gold Produced(ii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		48,384		47,296		54,703
Production costs	$31,490	$651	$27,341	$578	$26,278	$480

Inventory and other adjustments(iv)	862	18	472	10	(328)	(6)

Cash operating costs (co-product basis)	$32,352	$669	$27,813	$588	$25,950	$474

By-product metal revenues	(4,535)	(94)	(3,426)	(72)	(2,412)	(44)

Cash operating costs (by-product basis)	$27,817	$575	$24,387	$516	$23,538	$430

Creston Mascota deposit at Pinos Altos Per Tonne(iii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per ounce)
Tonnes of ore processed (thousands of tonnes)		2,196		2,119		2,099
Production costs	$31,490	$14	$27,341	$13	$26,278	$13

Inventory and other adjustments(v)	559	1	(77)	–	(757)	(1)

Minesite operating costs	$32,049	$15	$27,264	$13	$25,521	$12

La India Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	101,150		115,162		104,362
Production costs	$61,133	$604	$49,745	$432	$49,578	$475

Inventory and other adjustments(iv)	2,958	30	4,189	36	(28)	–

Cash operating costs (co-product basis)	$64,091	$634	$53,934	$468	$49,550	$475

By-product metal revenues	(5,392)	(54)	(8,453)	(73)	(4,058)	(39)

Cash operating costs (by-product basis)	$58,699	$580	$45,481	$395	$45,492	$436

La India Mine Per Tonne(iii)	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per ounce)
Tonnes of ore processed (thousands of tonnes)		5,965		5,837		5,371
Production costs	$61,133	$10	$49,745	$9	$49,578	$9

Inventory and other adjustments(v)	1,545	1	2,909	–	(657)	–

Minesite operating costs	$62,678	$11	$52,654	$9	$48,921	$9

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated

46   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these non-GAAP generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

(vi)
The LaRonde mine's data presented on a per ounce of gold produced basis for the year ended December 31, 2017 excludes 515 ounces of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(vii)
The LaRonde mine's data presented on a per tonne basis excludes 7,709 tonnes processed and the associated costs at LaRonde Zone 5 which occurred prior to the achievement of commercial production.

(viii)
The Lapa mine's data presented on a per ounce of gold produced basis for the year ended December 31, 2017 excludes 203 ounces of payable gold production as a result of the Lapa mill being placed on temporary maintenance.

(ix)
The Goldex mine's data presented on a per ounce of gold produced basis for the year ended December 31, 2017 excludes 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(x)
The Goldex mine's data presented on a per tonne basis for the year ended December 31, 2017 excludes 175,514 tonnes processed and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   47

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Production costs per the consolidated statements of income and comprehensive income (thousands of United States dollars)	$1,057,842	$1,031,892	$995,295

Adjusted gold production (ounces)(i)(ii)(iii)	1,704,774	1,662,888	1,671,340

Production costs per ounce of adjusted gold production(i)(ii)(iii)	$621	$621	$596

Adjustments:

Inventory and other adjustments(iv)	16	22	30

Total cash costs per ounce of gold produced (co-product basis)(v)	$637	$643	$626

By-product metal revenues	(79)	(70)	(59)

Total cash costs per ounce of gold produced (by-product basis)(v)	$558	$573	$567

Adjustments:

Sustaining capital expenditures (including capitalized exploration)	176	187	183

General and administrative expenses (including stock options)	67	62	58

Non-cash reclamation provision and other	3	2	2

All-in sustaining costs per ounce of gold produced (by-product basis)	$804	$824	$810

By-product metal revenues	79	70	59

All-in sustaining costs per ounce of gold produced (co-product basis)	$883	$894	$869

Notes:

(i)
Adjusted gold production for the year ended December 31, 2017 excludes 515 ounces of payable gold production at LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(ii)
Adjusted gold production for the year ended December 31, 2017 excludes 203 ounces of payable gold production at the Lapa mill being placed on temporary maintenance.

(iii)
Adjusted gold production for the year ended December 31, 2017 excludes 8,041 ounces of payable gold production at Goldex's the Deep 1 Zone which were produced prior to the achievement of commercial production.

(iv)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these non-GAAP generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

48   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	Total 2017

Operating margin(i):

Revenues from mining operations	$547,459	$549,883	$580,008	$565,254	$2,242,604

Production costs	240,339	267,641	262,173	287,689	1,057,842

Total operating margin(i)	307,120	282,242	317,835	277,565	1,184,762

Operating margin(i) by mine:

Northern Business

LaRonde mine	70,702	54,062	100,550	73,686	299,000

Lapa mine	6,205	8,189	9,825	1,567	25,786

Goldex mine	20,854	15,990	18,274	13,532	68,650

Meadowbank mine	57,473	62,668	55,324	49,196	224,661

Canadian Malartic mine(ii)	51,586	51,237	56,702	56,348	215,873

Kittila mine	29,841	21,741	25,662	23,245	100,489

Southern Business

Pinos Altos mine	42,033	41,138	29,445	36,563	149,179

Creston Mascota deposit at Pinos Altos	8,057	8,114	6,993	9,144	32,308

La India mine	20,369	19,103	15,060	14,284	68,816

Total operating margin(i)	307,120	282,242	317,835	277,565	1,184,762

Amortization of property, plant and mine development	132,509	128,440	118,312	129,478	508,739

Exploration, corporate and other	71,964	82,044	94,521	85,113	333,642

Income before income and mining taxes	102,647	71,758	105,002	62,974	342,381

Income and mining taxes	26,697	9,874	34,047	27,876	98,494

Net income for the period	$75,950	$61,884	$70,955	$35,098	$243,887

Net income per share – basic (US$)	$0.33	$0.27	$0.31	$0.15	$1.06

Net income per share – diluted (US$)	$0.33	$0.26	$0.30	$0.15	$1.05

Cash flows:

Cash provided by operating activities	$222,611	$183,950	$194,066	$166,930	$767,557

Cash used in investing activities	$(153,687)	$(203,444)	$(265,617)	$(377,304)	$(1,000,052)

Cash provided by (used in) financing activities	$181,571	$169,836	$(12,139)	$(10,101)	$329,167

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   49

Realized prices (US$):

Gold (per ounce)	$1,223	$1,260	$1,282	$1,279	$1,261

Silver (per ounce)	$17.62	$17.03	$16.92	$16.72	$17.07

Zinc (per tonne)	$2,782	$2,642	$2,780	$3,215	$2,829

Copper (per tonne)	$6,277	$5,660	$6,412	$6,806	$6,345

Payable production(iii):

Gold (ounces)

Northern Business

LaRonde mine	78,912	72,090	105,860	92,523	349,385

Lapa mine	15,360	15,881	17,169	203	48,613

Goldex mine	32,671	30,337	28,906	27,033	118,947

Meadowbank mine	85,370	95,289	86,821	85,046	352,526

Canadian Malartic mine(ii)	71,382	82,509	82,097	80,743	316,731

Kittila mine	51,621	47,156	50,415	47,746	196,938

Southern Business

Pinos Altos mine	45,360	48,196	46,897	40,406	180,859

Creston Mascota deposit at Pinos Altos	11,244	12,074	11,054	14,012	48,384

La India mine	26,296	24,211	25,143	25,500	101,150

Total gold (ounces)	418,216	427,743	454,362	413,212	1,713,533

Silver (thousands of ounces)

Northern Business

LaRonde mine	272	337	285	360	1,254

Lapa mine	1	1	1	–	3

Goldex mine	–	1	–	–	1

Meadowbank mine	71	65	72	67	275

Canadian Malartic mine(ii)	84	89	80	88	341

Kittila mine	3	3	4	3	13

Southern Business

Pinos Altos mine	583	645	695	612	2,535

Creston Mascota deposit at Pinos Altos	56	70	71	84	281

La India mine	128	74	60	51	313

Total silver (thousands of ounces)	1,198	1,285	1,268	1,265	5,016

Zinc (tonnes)	1,005	1,724	1,771	2,010	6,510

Copper (tonnes)	1,272	907	1,056	1,266	4,501

50   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Payable metal sold:

Gold (ounces)

Northern Business

LaRonde mine	85,456	72,706	103,483	91,795	353,440

Lapa mine	15,407	15,870	16,843	2,808	50,928

Goldex mine	33,212	30,165	28,026	27,797	119,200

Meadowbank mine	90,555	92,038	89,923	80,990	353,506

Canadian Malartic mine(ii)(iv)	63,860	77,380	74,040	83,750	299,030

Kittila mine	53,900	46,210	49,513	48,079	197,702

Southern Business

Pinos Altos mine	45,133	47,839	35,704	44,350	173,026

Creston Mascota deposit at Pinos Altos	11,626	11,414	10,763	13,448	47,251

La India mine	25,680	26,251	23,781	23,979	99,691

Total gold (ounces)	424,829	419,873	432,076	416,996	1,693,774

Silver (thousands of ounces)

Northern Business

LaRonde mine	288	319	296	348	1,251

Lapa mine	–	6	–	1	7

Goldex mine	–	1	–	–	1

Meadowbank mine	63	73	54	85	275

Canadian Malartic mine(ii)(iv)	79	75	85	90	329

Kittila mine	2	3	4	2	11

Southern Business

Pinos Altos mine	606	586	550	655	2,397

Creston Mascota deposit at Pinos Altos	50	70	63	82	265

La India mine	129	86	51	50	316

Total silver (thousands of ounces)	1,217	1,219	1,103	1,313	4,852

Zinc (tonnes)	2,136	1,645	1,314	1,221	6,316

Copper (tonnes)	1,229	885	1,157	1,328	4,599

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   51

	Three Months Ended

	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	Total 2016

Operating margin(i):

Revenues from mining operations	$490,531	$537,628	$610,863	$499,210	$2,138,232

Production costs	243,973	255,436	277,371	255,112	1,031,892

Total operating margin(i)	246,558	282,192	333,492	244,098	1,106,340

Operating margin(i) by mine:

Northern Business

LaRonde mine	48,055	54,985	61,587	44,058	208,684

Lapa mine	10,806	14,437	10,181	3,762	39,186

Goldex mine	22,184	22,896	27,834	13,506	86,420

Meadowbank mine	33,329	34,733	46,190	50,807	165,060

Canadian Malartic mine(ii)	41,740	50,133	55,981	40,430	188,285

Kittila mine	24,086	22,079	36,714	27,596	110,475

Southern Business

Pinos Altos mine	35,820	48,392	60,699	34,909	179,820

Creston Mascota deposit at Pinos Altos	8,989	9,719	10,448	6,470	35,626

La India mine	21,549	24,818	23,858	22,560	92,784

Total operating margin(i)	246,558	282,192	333,492	244,098	1,106,340

Gain on impairment reversal	–	–	–	(120,161)	(120,161)

Amortization of property, plant and mine development	145,631	154,658	161,472	151,399	613,160

Exploration, corporate and other	73,730	89,624	84,079	97,447	344,880

Income before income and mining taxes	27,197	37,910	87,941	115,413	268,461

Income and mining taxes (recovery)	(591)	18,920	38,549	52,759	109,637

Net income for the period	$27,788	$18,990	$49,392	$62,654	$158,824

Net income per share – basic (US$)	$0.13	$0.09	$0.22	$0.28	$0.71

Net income per share – diluted (US$)	$0.13	$0.08	$0.22	$0.28	$0.70

Cash flows:

Cash provided by operating activities	$145,704	$229,456	$282,856	$120,601	$778,617

Cash used in investing activities	$(107,595)	$(122,651)	$(142,701)	$(180,543)	$(553,490)

Cash (used in) provided by financing activities	$(1,588)	$199,494	$11,840	$(19,360)	$190,386

52   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Realized prices (US$):

Gold (per ounce)	$1,192	$1,268	$1,332	$1,196	$1,249

Silver (per ounce)	$15.09	$17.21	$19.52	$16.76	$17.28

Zinc (per tonne)	$1,540	$1,852	$2,170	$2,346	$2,047

Copper (per tonne)	$4,297	$4,714	$4,819	$5,578	$4,827

Payable production(iii):

Gold (ounces)

Northern Business

LaRonde mine	75,337	75,159	71,784	83,508	305,788

Lapa mine	21,709	21,914	16,242	14,065	73,930

Goldex mine	32,340	31,452	32,742	24,710	120,704

Meadowbank mine	72,311	72,402	72,731	94,770	312,214

Canadian Malartic mine(ii)	73,613	72,502	76,428	69,971	292,514

Kittila mine	48,127	46,209	54,835	53,557	202,508

Southern Business

Pinos Altos mine	48,117	49,458	48,512	46,685	192,772

Creston Mascota deposit at Pinos Altos	11,551	12,398	12,134	11,213	47,296

La India mine	28,231	27,438	30,779	28,714	115,162

Total gold (ounces)	411,336	408,932	416,187	426,433	1,662,888

Silver (thousands of ounces)

Northern Business

LaRonde mine	247	266	203	272	988

Lapa mine	3	1	1	–	5

Goldex mine	–	1	–	–	1

Meadowbank mine	43	66	59	53	221

Canadian Malartic mine(ii)	77	86	96	81	340

Kittila mine	3	2	3	4	12

Southern Business

Pinos Altos mine	587	633	644	641	2,505

Creston Mascota deposit at Pinos Altos	48	50	55	48	201

La India mine	117	105	126	138	486

Total silver (thousands of ounces)	1,125	1,210	1,187	1,237	4,759

Zinc (tonnes)	614	1,318	1,010	1,745	4,687

Copper (tonnes)	1,154	1,141	1,177	944	4,416

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   53

Payable metal sold:

Gold (ounces)

Northern Business

LaRonde mine	75,257	72,005	78,096	67,803	293,161

Lapa mine	19,836	22,911	16,851	14,621	74,219

Goldex mine	31,955	30,605	33,275	24,059	119,894

Meadowbank mine	71,589	70,021	78,710	85,318	305,638

Canadian Malartic mine(ii)(iv)	65,085	72,259	72,950	67,900	278,194

Kittila mine	50,725	44,580	55,710	51,687	202,702

Southern Business

Pinos Altos mine	43,224	52,287	60,541	43,410	199,462

Creston Mascota deposit at Pinos Altos	11,845	12,117	12,655	11,695	48,312

La India mine	26,165	27,748	26,050	29,320	109,283

Total gold (ounces)	395,681	404,533	434,838	395,813	1,630,865

Silver (thousands of ounces)

Northern Business

LaRonde mine	232	267	225	257	981

Lapa mine	1	–	–	1	2

Goldex mine	–	–	1	–	1

Meadowbank mine	43	66	53	58	222

Canadian Malartic mine(ii)(iv)	73	77	87	77	312

Kittila mine	3	2	3	3	11

Southern Business

Pinos Altos mine	530	647	812	598	2,587

Creston Mascota deposit at Pinos Altos	48	49	38	58	193

La India mine	86	123	91	152	452

Total silver (thousands of ounces)	1,016	1,231	1,310	1,204	4,761

Zinc (tonnes)	605	673	1,374	902	3,554

Copper (tonnes)	1,156	1,164	1,201	1,001	4,522

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

54   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Osisko Arrangement.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   55

THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

	2017	2016	2015

Revenues from mining operations	$2,242,604	$2,138,232	$1,985,432

Production costs	1,057,842	1,031,892	995,295

Operating margin(i)	1,184,762	1,106,340	990,137

Amortization of property, plant and mine development	508,739	613,160	608,609

Gain on impairment reversal	–	(120,161)	–

Exploration, corporate and other	333,642	344,880	298,900

Income before income and mining taxes	342,381	268,461	82,628

Income and mining taxes	98,494	109,637	58,045

Net income for the year	$243,887	$158,824	$24,583

Net income per share – basic	$1.06	$0.71	$0.11

Net income per share – diluted	$1.05	$0.70	$0.11

Operating cash flow	$767,557	$778,617	$616,238

Investing cash flow	$(1,000,052)	$(553,490)	$(374,519)

Financing cash flow	$329,167	$190,386	$(280,760)

Dividends declared per share	$0.41	$0.36	$0.32

Capital expenditures per Consolidated Statements of Cash Flows	$874,153	$516,050	$449,758

Average gold price per ounce realized	$1,261	$1,249	$1,156

Average silver price per ounce realized	$17.07	$17.28	$15.63

Average zinc price per tonne realized	$2,829	$2,047	$1,875

Average copper price per tonne realized	$6,345	$4,827	$5,023

Weighted average number of common shares outstanding – basic (thousands)	230,252	222,737	216,168

Working capital (including undrawn credit lines)	$2,326,939	$2,005,785	$1,441,991

Total assets	$7,865,601	$7,107,951	$6,683,180

Long-term debt	$1,371,851	$1,072,790	$1,118,187

Shareholders' equity	$4,946,991	$4,492,474	$4,141,020

56   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Summary

LaRonde mine

Revenues from mining operations		$484,488		$388,180		$318,207

Production costs		185,488		179,496		172,283

Operating margin(i)		$299,000		$208,684		$145,924

Amortization of property, plant and mine development		82,979		85,292		80,298

Gross profit		$216,021		$123,392		$65,626

Tonnes of ore milled		2,253,823		2,240,144		2,241,424

Gold – grams per tonne		5.05		4.44		3.91

Gold production – ounces		349,385		305,788		267,921

Silver production – thousands of ounces		1,254		988		916

Zinc production – tonnes		6,510		4,687		3,501

Copper production – tonnes		4,501		4,416		4,941

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$532		$587		$643

Adjustments:

Inventory and other adjustments(ii)		75		81		117

Total cash costs per ounce of gold produced – co-product basis(iii)(iv)		$607		$668		$760

By-product metal revenues		(201)		(167)		(170)

Total cash costs per ounce of gold produced – by-product basis(iii)(iv)		$406		$501		$590

Minesite costs per tonne(v)(vi)	C$	108	C$	106	C$	99

Lapa mine

Revenues from mining operations		$64,572		$92,160		$104,785

Production costs		38,786		52,974		52,571

Operating margin(i)		$25,786		$39,186		$52,214

Amortization of property, plant and mine development		1,736		30,915		30,939

Gross profit		$24,050		$8,271		$21,275

Tonnes of ore milled		398,248		592,683		559,926

Gold – grams per tonne		4.24		4.64		5.83

Gold production – ounces		48,613		73,930		90,967

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   57

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$801		$717		$578

Adjustments:

Inventory and other adjustments(ii)		(44)		15		13

Total cash costs per ounce of gold produced – co-product basis(iii)(vii)		$757		$732		$591

By-product metal revenues		(2)		–		(1)

Total cash costs per ounce of gold produced – by-product basis(iii)(vii)		$755		$732		$590

Minesite costs per tonne(v)	C$	120	C$	121	C$	117

Goldex mine

Revenues from mining operations		$139,665		$149,730		$133,845

Production costs		71,015		63,310		61,278

Operating margin(i)		$68,650		$86,420		$72,567

Amortization of property, plant and mine development		36,488		41,278		55,728

Gross profit		$32,162		$45,142		$16,839

Tonnes of ore milled		2,572,014		2,545,300		2,312,567

Gold – grams per tonne		1.53		1.60		1.66

Gold production – ounces		118,947		120,704		115,426

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$640		$525		$531

Adjustments:

Inventory and other adjustments(ii)		(29)		7		7

Total cash costs per ounce of gold produced – co-product basis(iii)(viii)		$611		$532		$538

By-product metal revenues		(1)		–		–

Total cash costs per ounce of gold produced – by-product basis(iii)(viii)		$610		$532		$538

Minesite costs per tonne(v)(ix)	C$	37	C$	33	C$	33

Meadowbank mine

Revenues from mining operations		$449,025		$384,023		$446,898

Production costs		224,364		218,963		230,564

Operating margin(i)		$224,661		$165,060		$216,334

Amortization of property, plant and mine development		74,130		122,545		144,931

Gross profit		$150,531		$42,515		$71,403

58   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Tonnes of ore milled		3,853,034		3,915,102		4,032,852

Gold – grams per tonne		3.12		2.70		3.16

Gold production – ounces		352,526		312,214		381,804

Silver production – thousands of ounces		275		221		221

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$636		$701		$604

Adjustments:

Inventory and other adjustments(ii)		(8)		26		19

Total cash costs per ounce of gold produced – co-product basis(iii)		$628		$727		$623

By-product metal revenues		(14)		(12)		(10)

Total cash costs per ounce of gold produced – by-product basis(iii)		$614		$715		$613

Minesite costs per tonne(v)	C$	76	C$	74	C$	70

Canadian Malartic mine(x)

Revenues from mining operations		$404,441		$371,920		$333,280

Production costs		188,568		183,635		171,473

Operating margin(i)		$215,873		$188,285		$161,807

Amortization of property, plant and mine development		122,368		117,665		103,050

Gross profit		$93,505		$70,621		$58,757

Tonnes of ore milled		10,178,803		9,820,696		9,544,763

Gold – grams per tonne		1.09		1.04		1.05

Gold production – ounces		316,731		292,514		285,809

Silver production – thousands of ounces		341		340		300

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$595		$628		$600

Adjustments:

Inventory and other adjustments(ii)		(1)		(2)		13

Total cash costs per ounce of gold produced – co-product basis(iii)		$594		$626		$613

By-product metal revenues		(18)		(20)		(17)

Total cash costs per ounce of gold produced – by-product basis(iii)		$576		$606		$596

Minesite costs per tonne(v)	C$	24	C$	25	C$	23

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   59

Kittila mine

Revenues from mining operations	$248,761	$252,346	$206,357

Production costs	148,272	141,871	126,095

Operating margin(i)	$100,489	$110,475	$80,262

Amortization of property, plant and mine development	58,682	57,361	48,648

Gross profit	$41,807	$53,114	$31,614

Tonnes of ore milled	1,684,626	1,666,732	1,464,038

Gold – grams per tonne	4.15	4.41	4.44

Gold production – ounces	196,938	202,508	177,374

Silver production – thousands of ounces	13	12	11

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$753	$701	$711

Adjustments:

Inventory and other adjustments(ii)	1	(1)	(1)

Total cash costs per ounce of gold produced – co-product basis(iii)	$754	$700	$710

By-product metal revenues	(1)	(1)	(1)

Total cash costs per ounce of gold produced – by-product basis(iii)	$753	$699	$709

Minesite costs per tonne(v)	€78	€77	€76

Pinos Altos mine

Revenues from mining operations	$257,905	$294,377	$250,909

Production costs	108,726	114,557	105,175

Operating margin(i)	$149,179	$179,820	$145,734

Amortization of property, plant and mine development	59,970	64,101	41,894

Gross profit	$89,209	$115,719	$103,840

Tonnes of ore processed	2,307,872	2,260,155	2,378,406

Gold – grams per tonne	2.86	3.04	2.68

Gold production – ounces	180,859	192,772	192,974

Silver production – thousands of ounces	2,535	2,505	2,384

60   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$601	$594	$545

Adjustments:

Inventory and other adjustments(ii)	33	(9)	33

Total cash costs per ounce of gold produced – co-product basis(iii)	$634	$585	$578

By-product metal revenues	(239)	(229)	(191)

Total cash costs per ounce of gold produced – by-product basis(iii)	$395	$356	$387

Minesite costs per tonne(v)	$50	$49	$45

Creston Mascota deposit at Pinos Altos

Revenues from mining operations	$63,798	$62,967	$66,472

Production costs	31,490	27,341	26,278

Operating margin(i)	$32,308	$35,626	$40,194

Amortization of property, plant and mine development	22,605	18,898	17,868

Gross profit	$9,703	$16,728	$22,326

Tonnes of ore processed	2,195,655	2,119,245	2,098,812

Gold – grams per tonne	1.23	1.12	1.34

Gold production – ounces	48,384	47,296	54,703

Silver production – thousands of ounces	281	201	159

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$651	$578	$480

Adjustments:

Inventory and other adjustments(ii)	18	10	(6)

Total cash costs per ounce of gold produced – co-product basis(iii)	$669	$588	$474

By-product metal revenues	(94)	(72)	(44)

Total cash costs per ounce of gold produced – by-product basis(iii)	$575	$516	$430

Minesite costs per tonne(v)	$15	$13	$12

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   61

La India mine

Revenues from mining operations	$129,949	$142,529	$124,679

Production costs	61,133	49,745	49,578

Operating margin(i)	$68,816	$92,784	$75,101

Amortization of property, plant and mine development	46,918	72,043	81,430

Gross profit	$21,898	$20,741	$(6,329)

Tonnes of ore processed	5,965,250	5,837,404	5,371,419

Gold – grams per tonne	0.69	0.81	0.95

Gold production – ounces	101,150	115,162	104,362

Silver production – thousands of ounces	313	486	263

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$604	$432	$475

Adjustments:

Inventory and other adjustments(ii)	30	36	–

Total cash costs per ounce of gold produced – co-product basis(iii)	$634	$486	$475

By-product metal revenues	(54)	(73)	(39)

Total cash costs per ounce of gold produced – by-product basis(iii)	$580	$395	$436

Minesite costs per tonne(v)	$11	$9	$9

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.
(ii)	Under the Company's revenue recognition policy, revenue is recognized when legal title and risk has transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.
(iii)	Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
(iv)	The LaRonde mine's per ounce of gold produced calculations for the year ended December 31, 2017 excludes 515 ounces of payable gold production and the associated costs at LaRonde Zone 5 which were produced prior to the achievement of commercial production.

62   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

(v)	Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.
(vi)	The LaRonde mine's data presented on a per tonne basis excludes 7,709 tonnes processed and the associated costs at LaRonde Zone 5 which occurred prior to the achievement of commercial production.
(vii)	The Lapa mine's data presented on a per ounce of gold produced basis for the year ended December 31, 2017 excludes 203 ounces of payable gold production as a result of the Lapa mill being placed on temporary maintenance.
(viii)	The Goldex mine's data presented on a per ounce of gold produced basis for the year ended December 31, 2017 excludes 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.
(ix)	The Goldex mine's data presented on a per tonne basis for the year ended December 31, 2017 excludes 175,514 tonnes processed and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.
(x)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   63

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  Exhibit 99.3
NOTE TO INVESTORS CONCERNING FORWARD - LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
  Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources
  Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
GOLD ($ per ounce)
SILVER ($ per ounce)
Total Production Costs by Category YTD
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
THREE YEAR FINANCIAL AND OPERATING SUMMARY (thousands of United States dollars, except where noted)